Exhibit 99.2
Audited Consolidated Financial Statements of the Company for the year ended
December 31, 2010, including a reconciliation to
United States Generally Accepted Accounting Principles
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
February 24, 2011
GOLDCORP   |   1

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the accompanying consolidated balance sheets of Goldcorp Inc. and its subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, cash flows, equity and comprehensive income for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and its subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests effective January 1, 2010.
On February 24, 2011, we reported separately to the Board of Directors and Shareholders of Goldcorp Inc. that we have also audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011
GOLDCORP   |   2

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s Directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.2% of net assets, 15.7% of revenues, 15.0% of earnings from operations and 9.8% of net earnings of Goldcorp, as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements.
In addition, we have excluded from our assessment, the internal control over financial reporting at Andean Resources Limited which was acquired on December 29, 2010 and Sociedad Contractual Minera El Morro in which we acquired a 70% interest on February 16, 2010. These interests consist of the Company’s 100% interest in the Cerro Negro gold project in Argentina (“the Cerro Negro project”) and a 70% interest in the El Morro gold/copper project in Chile (“the El Morro project”), respectively. The Cerro Negro and El Morro projects constitute 17.7% and 4.2% of the Company’s total assets, respectively, 17.4% and 3.6% of the Company’s net assets, respectively, and 0% of the Company’s revenues, earnings from operations and net earnings as of and for the year ended December 31, 2010, as disclosed in the Company’s consolidated financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2010, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2010, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2010, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
February 24, 2011
GOLDCORP   |   3

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and its subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which it holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.2% of net assets, 15.7% of revenues, 15.0% of earnings from operations and 9.8% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2010. As described in Management’s Report on Internal Control over Financial Reporting, management also excluded from its assessment the internal control over financial reporting at Andean Resources Limited which was acquired on December 29, 2010 and at Sociedad Contractual Minera El Morro which was acquired on February 16, 2010. These interests consist of the Company’s 100% interest in the Cerro Negro gold project in Argentina (“the Cerro Negro project”) and a 70% interest in the El Morro gold/copper project in Chile (“the El Morro project”), respectively. The Cerro Negro and El Morro projects constitute 17.7% and 4.2% of the Company’s total assets, respectively; 17.4% and 3.6% of the Company’s net assets, respectively; and 0% of the Company’s revenues, earnings from operations and net earnings as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at the Cerro Negro and El Morro projects and Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests effective January 1, 2010.

Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011
GOLDCORP   |   4

Consolidated Statements of Earnings
Years Ended December 31
(United States dollars in millions, except for share and per share amounts)

	Note	2010	2009	2008

Revenues	26	$3,799.8	$2,723.6	$2,419.6

Operating expenses		(1,478.4)	(1,187.3)	(1,164.2)
Depreciation and depletion	26	(623.0)	(526.2)	(499.1)

Earnings from mine operations		1,698.4	1,010.1	756.3

Corporate administration (1)		(177.1)	(133.1)	(131.0)
Exploration		(51.8)	(31.8)	(65.7)
Write-down of mining interests	4(e) & 10(b)	—	(24.0)	(47.1)

Earnings from operations	26	1,469.5	821.2	512.5

Other income (expenses)
Interest and other income (expenses)		(46.3)	(19.2)	28.2
Interest expense and finance fees		(52.3)	(59.0)	(7.2)
Share of earnings (losses) of equity investees		(8.1)	—	3.9
Gains (losses) on non-hedge derivatives, net	19(a)	(61.8)	3.6	(2.6)
Gains (losses) on securities, net	12	0.5	50.2	(105.9)
Gains on dispositions of mining interests	4(a), (b) & (e)	780.5	20.1	2.6
Gain on disposition of Silver Wheaton shares	4(d)	—	—	292.5
Dilution gains, net		—	—	1.7
Gains (losses) on foreign exchange, net	19(d)(iii)	(355.4)	(363.7)	1,059.3

		257.1	(368.0)	1,272.5

Earnings from continuing operations before taxes		1,726.6	453.2	1,785.0
Income and mining taxes	16	(346.0)	(209.1)	(303.9)

Earnings from continuing operations		1,380.6	244.1	1,481.1
Earnings (loss) from discontinued operation, net of tax	6	185.5	(5.9)	2.2

Net earnings		$1,566.1	$238.2	$1,483.3

Earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$1,380.5	$244.1	$1,473.8
Non-controlling interests	22	0.1	—	7.3

		$1,380.6	$244.1	$1,481.1

Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.		$1,574.3	$240.2	$1,475.6
Non-controlling interests	22	(8.2)	(2.0)	7.7

		$1,566.1	$238.2	$1,483.3

(1) Stock based compensation expense (non-cash item) included in corporate administration	21(b)	$63.2	$45.1	$41.5

Earnings from continuing operations per share	21(d)
Basic		$1.88	$0.33	$2.07
Diluted		1.87	0.33	2.06

Net earnings per share	21(d)
Basic		$2.14	$0.33	$2.07
Diluted		2.13	0.33	2.06

Weighted-average number of shares outstanding (000’s)	21(d)
Basic		735,337	731,306	711,862
Diluted		738,236	734,564	715,434
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   5

Consolidated Balance Sheets
At December 31
(United States dollars in millions)

	Note	2010	2009

Assets
Cash and cash equivalents	25	$556.2	$874.6
Marketable securities		39.9	24.9
Accounts receivable	19(a)	443.8	278.8
Income and mining taxes receivable		36.9	38.4
Inventories and stockpiled ore	7	396.8	349.4
Notes receivable	8	64.1	—
Other	9	84.1	35.4

Current assets		1,621.8	1,601.5
Mining interests	10	25,316.3	18,001.3
Deposits on mining interest expenditures		6.4	86.9
Goodwill	11	761.8	761.8
Stockpiled ore	7	82.3	93.6
Investments	12	930.6	390.3
Note receivable	13	47.5	—
Other	14	42.4	13.3

	26	$28,809.1	$20,948.7

Liabilities
Accounts payable and accrued liabilities		$586.5	$416.4
Income and mining taxes payable		217.8	182.6
Current debt	15	—	16.7
Future income and mining taxes payable	16	174.6	107.9
Current derivative liabilities	19(a)	55.1	11.4

Current liabilities		1,034.0	735.0
Income and mining taxes payable		125.1	65.4
Long-term debt	15	747.1	719.0
Future income and mining taxes payable	16	6,082.0	3,575.2
Non-current derivative liability	19(a)	95.4	—
Reclamation and closure cost obligations	17	276.2	282.0
Other		41.9	27.8

		8,401.7	5,404.4

Equity
Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes		15,853.0	12,908.9
Retained earnings		3,779.3	2,345.5
Accumulated other comprehensive income	23	561.9	238.8

		4,341.2	2,584.3

Shareholders’ equity		20,194.2	15,493.2
Non-controlling interests	22	213.2	51.1

		20,407.4	15,544.3

		$28,809.1	$20,948.7

Commitments and contingencies (notes 4(a), 5(b), 19(d)(ii) & 27)
Approved by the Board of Directors:

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   6

Consolidated Statements of Cash Flows
Years Ended December 31
(United States dollars in millions)

	Note	2010	2009	2008

Operating Activities
Net earnings from continuing operations		$1,380.6	$244.1	$1,481.1
Reclamation expenditures	17	(15.6)	(26.5)	(17.8)
Transaction costs on convertible senior notes expensed	15(b)	—	18.5	—
Loss (gain) on securities, net	12	(0.5)	(50.2)	105.9
Gains on dispositions of mining interests	4(a), (b) & (e)	(780.5)	(20.1)	(2.6)
Gain on disposition of Silver Wheaton shares	4(d)	—	—	(292.5)
Current income tax expense on disposition of San Dimas Assets	4(a)	145.6	—	—
Items not affecting cash
Depreciation and depletion	26	623.0	526.2	499.1
Stock based compensation expense	21(b)	63.2	45.1	41.5
Write-down of mining interests	4(e) & 10(b)	—	24.0	47.1
Accretion on Primero promissory and convertible notes receivable	8 & 13	(0.5)	—	—
Accretion on convertible senior notes	15(b)	28.0	15.6	—
Share of losses (earnings) of equity investees		8.1	—	(3.9)
Unrealized loss (gain) on non-hedge derivatives, net	19(a)	68.0	3.3	(7.6)
Dilution gains, net		—	—	(1.7)
Future income and mining taxes	16	(163.0)	57.4	165.8
Unrealized loss (gain) on foreign exchange and other		362.0	346.9	(1,076.1)
Change in non-cash working capital	25	68.9	90.8	(67.2)

Cash provided by operating activities of continuing operations	19(d)(ii)	1,787.3	1,275.1	871.1

Cash used in operating activities of discontinued operation		(15.3)	(4.9)	(5.1)

Investing Activities
Acquisitions, net of cash acquired	25	(1,317.5)	—	(553.0)
Investment in common shares of Tahoe	10(g)	(143.7)	—	—
Repayment of capital invested in Pueblo Viejo	10(k)	192.0	—	—
Expenditures on mining interests	26	(1,186.3)	(1,007.1)	(1,123.7)
Deposits on mining interest expenditures	26	(42.0)	(341.4)	(230.8)
Proceeds on dispositions of mining interests, net	25	476.7	14.0	—
Proceeds on disposition of Silver Wheaton shares, net	4(d)	—	—	1,505.1
Income taxes paid on disposition of San Dimas Assets		(57.9)	—	—
Income taxes paid on disposition of Silver Wheaton shares	4(d)	(148.7)	—	—
Purchases of securities		(19.4)	(181.9)	(20.4)
Proceeds from sales of securities		—	65.2	0.2
Other		(2.0)	0.4	(1.6)

Cash used in investing activities of continuing operations		(2,248.8)	(1,450.8)	(424.2)

Cash provided by (used in) investing activities of discontinued operation		170.0	(7.9)	(17.5)

Financing Activities
Debt borrowings		1,120.0	1,323.4	200.9
Debt repayments		(1,120.0)	(460.0)	(845.0)
Transaction costs on convertible senior notes	15(b)	—	(22.7)	—
Common shares issued, net		95.8	79.1	103.8
Dividends paid to common shareholders		(154.4)	(131.7)	(128.7)

Cash provided by (used in) financing activities of continuing operations		(58.6)	788.1	(669.0)

Cash provided by financing activities of discontinued operation		49.5	11.1	9.1

Effect of exchange rate changes on cash and cash equivalents		(2.5)	1.6	(12.9)

Increase (decrease) in cash and cash equivalents		(318.4)	612.3	(248.5)
Cash and cash equivalents, beginning of year		874.6	262.3	510.8

Cash and cash equivalents, end of year		$556.2	$874.6	$262.3

Supplemental cash flow information (note 25)
The accompanying notes form an integral part of these consolidated financial statements
GOLDCORP   |   7

Consolidated Statements of Equity
(United States dollars in millions, shares in thousands)

				Stock	Equity		Accumulated
			Share	Options and	Component of		Other	Attributable to	Non-
	Common Shares		Purchase	Restricted	Convertible	Retained	Comprehensive	Shareholders of	controlling
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Goldcorp Inc.	interests	Total

At January 1, 2008	708,351	$11,772.8	$42.0	$115.6	$—	$890.1	$158.1	$12,978.6	$449.6	$13,428.2
Stock options exercised, and restricted share units issued and vested	5,667	152.2	—	(48.4)	—	—	—	103.8	—	103.8
Fair value of stock options and restricted share units issued and vested (note 21(b))	—	—	—	40.4	—	—	—	40.4	—	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle (note 4(c))	15,582	536.6	8.0	6.0	—	—	—	550.6	—	550.6
Change in ownership interest in Terrane	—	—	—	—	—	—	—	—	4.5	4.5
Disposition of Silver Wheaton shares (note 4(d))	—	—	—	—	—	—	—	—	(411.9)	(411.9)
Dividends	—	—	—	—	—	(128.7)	—	(128.7)	—	(128.7)
Net earnings	—	—	—	—	—	1,475.6	—	1,475.6	7.7	1,483.3
Other comprehensive income (note 19(b))	—	—	—	—	—	—	(61.2)	(61.2)	1.3	(59.9)

At January 1, 2009	729,600	12,461.6	50.0	113.6	—	2,237.0	96.9	14,959.1	51.2	15,010.3

Stock options exercised, and restricted share units issued and vested	3,957	118.2	—	(38.5)	—	—	—	79.7	—	79.7
Fair value of stock options and restricted share units issued and vested (note 21(b))	—	- -	—	48.1	—	—	—	48.1	—	48.1
Equity component of convertible senior notes issued, net of issue costs and tax (note 15(b))	—	—	—	—	155.9	—	—	155.9	—	155.9
Change in ownership interest in Terrane (note 22)	—	—	—	—	—	—	—	—	1.9	1.9
Dividends	—	—	—	—	—	(131.7)	—	(131.7)	—	(131.7)
Net earnings (loss)	—	—	—	—	—	240.2	—	240.2	(2.0)	238.2
Other comprehensive income (note 19(b))	—	—	—	—	—	—	141.9	141.9	—	141.9

The accompanying notes form an integral part of these consolidated financial statements
GOLDCORP   |   8

Consolidated Statements of Equity – Continued
(United States dollars in millions, shares in thousands)

				Stock	Equity		Accumulated
			Share	Options and	Component of		Other	Attributable to	Non-
	Common Shares		Purchase	Restricted	Convertible	Retained	Comprehensive	Shareholders of	controlling
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Goldcorp Inc.	interests	Total

At December 31, 2009	733,557	12,579.8	50.0	123.2	155.9	2,345.5	238.8	15,493.2	51.1	15,544.3

Common shares issued in connection with the acquisition of the Cerro Negro project (note 5(a))	61,059	2,785.3	—	—	—	—	—	2,785.3	—	2,785.3
Non-controlling interest in connection with the acquisition of the El Morro project (note 5(b))	—	—	—	—	—	—	—	—	213.1	213.1
Stock options exercised, and restricted share units issued and vested	3,758	132.0	—	(36.2)	—	—	—	95.8	—	95.8
Fair value of stock options and restricted share units issued and vested (note 21(b))	—	—	—	63.0	—	—	—	63.0	—	63.0
Change in ownership interest in Terrane (note 22)	—	—	—	—	—	13.9	—	13.9	(42.8)	(28.9)
Dividends	—	—	—	—	—	(154.4)	—	(154.4)	—	(154.4)
Net earnings (loss)	—	—	—	—	—	1,574.3	—	1,574.3	(8.2)	1,566.1
Other comprehensive income (note 19(b))	—	—	—	—	—	—	323.1	323.1	—	323.1

At December 31, 2010	798,374	$15,497.1	$50.0	$150.0	$155.9	$3,779.3	$561.9	$20,194.2	$213.2	$20,407.4

Common shares, share purchase warrants, stock options and restricted share units (note 21)
Accumulated other comprehensive income (note 23)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   9

Consolidated Statements of Comprehensive Income
Years Ended December 31
(United States dollars in millions)

	2010	2009	2008

Net earnings	$1,566.1	$238.2	$1,483.3
Other comprehensive income (loss), net of tax (note 19(b)):
Unrealized gains (losses) on available-for-sale securities	321.0	184.9	(124.0)
Reclassification adjustment for losses (gains) included in net earnings	2.1	(43.0)	111.0
Adjustment arising from acquisition of Gold Eagle	—	—	(29.2)
Adjustment arising from disposition of Silver Wheaton shares	—	—	(17.7)

	323.1	141.9	(59.9)

Comprehensive income	$1,889.2	$380.1	$1,423.4

Attributable to:
Shareholders of Goldcorp Inc.	$1,897.4	$382.1	$1,414.4
Non-controlling interests	(8.2)	(2.0)	9.0

	$1,889.2	$380.1	$1,423.4

The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |   10

Notes to the Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(in United States dollars and tabular amounts in millions, except where noted)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp” or “the Company”) is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper, silver, lead and zinc.

At December 31, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2010 include the Cochenour (note 4(c)), Éléonore and Hollinger gold projects in Canada; the Noche Buena and Camino Rojo (note 5(c)) gold/silver projects in Mexico; the Cerro Blanco gold/silver project in Guatemala; the Cerro Negro gold project in Argentina (note 5(a)); the El Morro gold/copper project (70% interest) in Chile (note 5(b)) and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. The Company also owns a 41.2% equity interest in Tahoe Resources Inc., a publicly traded company engaged in silver exploration and development, including the Escobal silver project it purchased from Goldcorp on June 8, 2010 (note 4(b)), and a 36% equity interest in Primero Mining Corp., a publicly traded company engaged in acquiring and developing precious metal resource properties, including the San Dimas gold/silver mines in Mexico it purchased from Goldcorp on August 6, 2010 (note 4(a)).

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton Corp. (“Silver Wheaton”) with continuing involvement represented by arrangements it entered into to sell silver produced from its Los Filos and Peñasquito mines to Silver Wheaton (note 4(d)).

During the first quarter of 2008, the Company’s 21% equity interest in Peak Gold Ltd. (“Peak Gold”) was reduced to 18% upon exercise of special warrants. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (“New Gold”) with the new combined company carrying on as New Gold. As a result, the Company’s investment in Peak Gold converted into a 7% ownership of New Gold. On October 13, 2009, the Company disposed of its 7% interest in New Gold (note 19(b)(ii)).

On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. which includes Cochenour, a gold exploration project southwest of Goldcorp’s Red Lake mines (note 4(c)).

On February 4, 2010, the Company completed its acquisition of 100% of the outstanding common shares of Canplats Resources Corporation (“Canplats”), the owner of a 100% interest in the Camino Rojo gold/silver project in Mexico. This project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito project in Mexico (note 5(c)).

On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro advanced stage gold/copper project located in north-central Chile (“the El Morro project”), and associated loan receivable balances from a subsidiary of New Gold. The remaining 30% interest in the El Morro project is held by New Gold (note 5(b)).

On June 8, 2010, the Company completed the sale of its Escobal silver project in Guatemala (“Escobal”) to Tahoe Resources Inc. (“Tahoe”) in exchange for cash and a 41.2% equity interest in Tahoe (note 4(b)).

On August 6, 2010, the Company sold to Primero Mining Corp. (“Primero”), formerly named Mala Noche Resources Corp., the assets and certain liabilities of the San Dimas gold/silver mines in Mexico (“San Dimas”) and the associated silver purchase

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
agreement to sell silver produced at San Dimas to Silver Wheaton in exchange for cash, a promissory note, a convertible promissory note and a 36% equity interest in Primero (note 4(a)).

On September 1, 2010, the commissioning of the Peñasquito gold/silver/lead/zinc mine was completed. Lead and zinc concentrates, with most of the gold and silver production designed to report to the lead concentrate, are now routinely being produced and sold from both processing lines at Peñasquito (note 10(d)).

Prior to disposition of its interest on October 20, 2010, the Company held a 58.1% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada. On October 20, 2010, the Company completed the sale of its remaining 58.1% interest in Terrane to Thompson Creek Metals Inc. (“Thompson Creek”) in exchange for cash and common shares of Thompson Creek, representing approximately 8% of Thompson Creek’s issued and outstanding common shares (note 6).

On December 29, 2010, the Company’s scheme of arrangement involving Andean Resources Limited (“Andean”) and its shareholders was implemented and as a result Goldcorp acquired all of the outstanding shares of Andean. The principal mining property of Andean is its 100% indirectly owned Cerro Negro gold project, an advanced-stage, high-grade vein system in Argentina (note 5(a)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.

(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.

The principal mining properties in which Goldcorp has interests and their geographic locations at December 31, 2010, are listed below:

				Mining properties and
Direct legal parent entity (operating		Ownership	Basis of	development projects owned
segment)(note 26)	Location	interest	presentation	(note 10)

Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour project (note 4(c))
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger project
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project
Minera Peñasquito SA de CV and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito mine, and Noche Buena and Camino Rojo (note 5(c)) projects
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Consolidated	Los Filos mines
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine (note 27(b))
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Minera Alumbrera Ltd. (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Oroplata SA (“Cerro Negro”)	Argentina	100%	Consolidated	Cerro Negro project (note 5(a))
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Consolidated	Wharf mine

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

				Mining properties and
Direct legal parent entity (operating		Ownership	Basis of	development projects owned
segment)(note 26)	Location	interest	presentation	(note 10)

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	Consolidated	El Morro project (notes 5(b) & 16(d))
Primero Mining Corp. (“Primero”)	Mexico	36%	Accounted for using the equity method	San Dimas mines (note 4(a))
Tahoe Resources Inc. (“Tahoe”)	Guatemala	41.2%	Accounted for using the equity method	Escobal project (note 4(b))
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Accounted for using the equity method	Pueblo Viejo project (notes 19(d)(ii) & 27(a))

All adjustments necessary to present fairly the financial position of the Company at December 31, 2010 and results of its operations and cash flows for all periods presented have been made. Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests. Intercompany transactions with the Company’s equity method investees have been eliminated.

Variable interest entities (“VIEs”), as defined by Accounting Guideline 15 – Consolidation of Variable Interest Entities, are consolidated by the primary beneficiary who absorbs the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of the entities in which it has interests, which are not already consolidated as subsidiaries, qualify as VIEs.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates based on assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates and assumptions. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and assumptions are accounted for prospectively.

Significant estimates and assumptions made in the preparation of these consolidated financial statements include, but are not limited to:
(i)	the recoverability of accounts receivable, income and mining taxes receivable, the Primero notes receivable (notes 4(a)(ii) & 4(a)(iii)) and investments;

(ii)
the quantities of ore stacked on leach pads and in process, and of recoverable gold in this material, used in determining the costs of inventories sold in operating expenses and the estimated net realizable value of inventories on hand;

(iii)	the estimated net realizable value of stockpiled ore;

(iv)	the economic recoverability and probability of future economic benefits of exploration and development costs incurred and capitalized to mining interests;

(v)
the recoverable proven and probable mineral reserves and resources, life of mine, value for exploration potential mineral properties, future metal prices, future operating results and net cash flows and recoverability of capitalized costs for mining properties;

(vi)
the point at which operating levels intended by management are considered to be reached, the recoverable proven and probable reserves, and the related depreciation and depletion of each mining property;

(vii)	the useful lives and related depreciation of plant and equipment;

(viii)	the future economic benefit of stripping costs incurred and capitalized during production as part of development costs for mining properties;

(ix)	the fair values of reporting units with goodwill and the recoverability of goodwill;

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(x)	the expected shortfall ounces and fair value of the outstanding guarantee to Silver Wheaton with respect to cumulative silver production at the San Dimas mine owned by Primero (note 4(a)(iv));

(xi)	the expected costs of reclamation and closure cost obligations and inputs used to determine the present value of such obligations and the related accretion expense;

(xii)	the inputs used in determining the fair values of stock based compensation granted and the related current period share-based compensation expense;

(xiii)	the inputs used in measuring the accrued pension benefit obligation and accrued benefit liability;

(xiv)	the fair values of assets and liabilities acquired in business combinations; and

(xv)
the provision for current and future income and mining taxes including expected periods of reversals of timing differences, recoverability of future income tax assets including expectations of future taxable income, applicable tax strategies, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	has begun planned principal activities;

(ii)	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	is pursuing a plan to produce outputs; and

(iv)	will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:
(i)	the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	the consideration transferred for the acquiree;

(iii)	in a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	the resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interest in the acquiree, over the acquisition-date fair value of net assets acquired, is recorded as goodwill.

(d)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on the quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value at the end of each period. Refining and treatment charges are netted against revenues from metal concentrate sales.

(e)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenues and expenses of the joint ventures.

(f)	Investments in entities subject to significant influence

The Company conducts a portion of its business through equity interests in entities on which it exercises significant influence. These interests are recorded as investments accounted for using the equity method. These investments are initially recorded at the consideration amounts given up on the dates the equity interests were acquired. Thereafter, the Company records additional funds invested including those to finance ongoing project development activities and its share of the equity investees’ earnings or loss as an increase or decrease to the carrying amounts of its investments. These investments are included in mining interests on the Consolidated Balance Sheet.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(g)	Cash and cash equivalents
Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Production costs are included in work-in-process inventory based on the current mining costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average production cost per recoverable ounce of gold. The average production costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

The recovery of gold and by-products from certain oxide ores is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Production costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and are removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are valued at the lower of average cost and replacement cost.

(i)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential.

Resources and exploration potential represent the value beyond proven and probable reserves. The carrying amounts of resources and exploration potential are classified as non-depletable mining properties in note 10. On an annual basis or when otherwise appropriate, carrying amounts of mining properties are reclassified from non-depletable to depletable as a result of the conversion into reserves. The carrying amounts of reserves are depletable when the related mining property has reached operating levels intended by management.

Recognition

Capitalized costs associated with mining properties include the following:
(i)	Costs of direct acquisitions of production, development and exploration stage properties;

(ii)	Costs attributed to mining properties acquired in connection with business combinations;

(iii)	Expenditures related to the development of mining properties;

(iv)	Expenditures related to economically recoverable exploration;

(v)	Borrowing costs incurred that are directly attributable to mining properties and qualifying plant and equipment;

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 2(l)).
Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditures will result in a future economic benefit to the Company.

Exploration expenditures:

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:
•
Geology: there is sufficient geologic and economic certainty of converting a mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on known geology and metallurgy. There is a history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•
Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: the mining property can be processed economically at accessible mining and processing facilities where applicable.

•
Life of mine plans: an overall life of mine plan and economic model to support the mine and economic extraction of resources/reserves exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing exploration drilling, development and related costs, management determines that the following conditions have been met:
•	It is probable that a future economic benefit will flow to the Company;

•	The Company can obtain the benefit and controls access to it; and

•	The transaction or event giving rise to the future economic benefit has already occurred.

GOLDCORP    |    17

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Borrowing costs:

Borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.

Costs incurred during production:

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Production costs incurred prior to this point are capitalized and the proceeds from sales are offset against costs capitalized. See below for determination of when operating levels intended by management is considered to be reached.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expenses.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

When a mining property reaches the operating levels intended by management, its capitalized costs for reserves are depleted using the unit-of-production method, whereby the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces contained in proven and probable reserves at the related mine.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

Management reviews the estimated total recoverable ounces contained in proven and probable reserves at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in proven and probable reserves are accounted for prospectively.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Impairment:

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows of a mining property are less than the carrying amount. When it is determined that a mining property is impaired, an impairment loss is recorded and calculated as the difference between the discounted estimated future net cash flows and the carrying amount. Future cash flows are estimated based on expected future production, metal prices, operating costs and capital costs.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion are removed from the accounts and any associated gains or losses are recorded in earnings.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated over the estimated useful lives of the related assets. Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.

(j)	Goodwill

When multiple reporting units are acquired in one business combination, goodwill is allocated to reporting units as of the date of the business combination, by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company performs goodwill impairment tests at each financial year end and when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.

(k)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for unused tax losses and other income tax deductions.

In a business combination, the liability method requires the tax effects of such differences, unused tax losses and other income tax deductions that exist at the acquisition date, or arise as a result of the acquisition, to be recognized as identifiable future income tax assets acquired and/or liabilities assumed and included in the allocation of the cost of the purchase. In addition, a future income tax asset is recognized as an identifiable asset acquired in the acquisition, when at the time of the business acquisition, the Company considers it more likely than not that it will realize a future income tax asset of its own or its subsidiaries that was previously unrecognized. Subsequent changes in recognized future income tax assets are recorded in earnings.

When assets are acquired in a transaction other than a business combination, the future income tax assets and liabilities resulting from such differences are deducted from and added to the cost of the assets, respectively.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. A valuation allowance is recorded against a future tax asset if the asset is not considered to be “more likely than not” to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are considered monetary assets. Future tax balances denominated in other than United States dollars (“US dollars”) are translated into US dollars using current exchange rates at the balance sheet date.

(l)	Reclamation and closure cost obligations

The Company records a liability for the estimated future costs of reclamation and closure of its operating and inactive mines, and development projects, discounted to net present value using the Company’s credit adjusted risk free interest rate.

The estimated net present value of the Company’s reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, changes to the extent of environmental remediation required and cost estimate changes. The net present value of the estimated impact of these changes is recorded in the period in which the changes are identified and quantifiable. Changes to the Company’s reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the Company’s reclamation and closure cost obligations related to inactive mines are recorded directly in earnings as reclamation expense included in depreciation and depletion.

(m)	Employee pension plans
The Company’s required contributions under its defined contribution pension plans are charged to earnings in the period incurred.

The Company accrues the costs and related obligations associated with its defined benefit pension plans based on management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors and actuarial computations using the projected benefit method. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Actuarial gains and losses are deferred and cumulative balances in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized over the expected average remaining service life of the plan participants (“EARSL”), which ranges from 4 to 25 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.

(n)	Financial instruments

All financial assets and financial liabilities are recorded at fair value on initial recognition. Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the costs of those assets until such time as the assets are substantially ready for their intended use or sale.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value at the end of each period with changes in fair values recorded in earnings in the period they occur. Financial assets and liabilities are classified as held-for-trading when: (i) they are acquired or incurred principally for short-term profit taking; (ii) they meet the definition of a derivative; or (iii) they have been designated as held-for-trading on initial recognition. Contracts to buy or sell a non-financial item that can be settled net in cash, which includes when the non-financial item is readily convertible to cash, and has not been entered into and held for the purpose of receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or use meet the definition of a non-financial derivative. Non-financial derivatives are classified as held-for-trading.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or held-for-trading; or (ii) it is designated as available-for-sale on initial recognition. A financial asset classified as available-for-sale is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) until the financial asset is derecognized or there is objective evidence that the asset is impaired and the decline in its fair value is other than temporary. When available-for-sale financial assets are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired and the decline in its fair value is other than temporary, the cumulative loss that had been previously recognized directly in OCI is reclassified to earnings for the period. Impairment losses recognized in net earnings for available-for-sale investments in equity instruments are not reversed.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

(o)	Non-controlling interests

Non-controlling interests represent the minority shareholders’ interest in the Company’s less than wholly-owned subsidiaries. They are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition-date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the minority shareholders’ share of changes to the subsidiary’s equity. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions.

(p)	Stock based compensation

The Company recognizes a stock based compensation expense for all stock options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the stock options and RSUs at the date of grant. The fair values of stock options and RSUs at the date of grant are expensed over the vesting periods of the stock options and RSUs, respectively, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. Changes to the number of awards that will eventually vest resulting from actual forfeitures of unvested stock options and RSUs are accounted for prospectively.

The Company recognizes a stock based compensation expense for performance share unit (“PSU”) awards to eligible executives that are settled in cash, based on the current intrinsic values of the PSUs. The current intrinsic values, measured as the value of the anticipated settlement at the end of the associated performance periods based on the current quoted market value of the underlying shares and applicable multiplier for current performance, are expensed over the vesting period of the PSUs and recorded as a liability. The current intrinsic values are re-measured at the end of each period, with resulting adjustments to the accrued liability recorded as compensation cost or recovery in the period. The accrued liability for PSUs that are forfeited are derecognized and recorded as a compensation cost recovery in the period of forfeiture.

(q)	Foreign currency translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, monetary assets and

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are included in earnings except for foreign exchange gains and losses from translating available-for-sale marketable securities and investments in equity securities which are recognized in OCI as part of the total change in fair values of the securities. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalent balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

(r)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes.

3.	CHANGES IN ACCOUNTING POLICIES AND PRIMARY BASIS OF ACCOUNTING

Accounting policies implemented effective January 1, 2010

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations (“Section 1581”) and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements relating to the fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” required under Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices at the agreement and announcement date and the acquisition date differ; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other

GOLDCORP   |   22

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion of assets and liabilities acquired were recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of the carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership interests are accounted for. Changes in ownership interests in a subsidiary are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied retrospectively with the exception of the accounting for changes in the Company’s ownership interests in a subsidiary over which control is maintained, the accounting for a loss of control of a subsidiary and the attribution of net earnings and losses and other comprehensive income and losses to non-controlling interests.

Accounting policies implemented during 2009

On January 1, 2009, the Company adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

In March 2009, the Company adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 — Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

In June 2009, the Company adopted the amendments made to CICA Handbook Section 3862 — Financial Instruments — Disclosures (“Section 3862”) to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements relating to fiscal years ending after September 30, 2009 (notes 19(c) and 19(d)(ii)).

On July 1, 2009, the Company adopted the amendments made to CICA Handbook Section 3855 — Financial Instruments — Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and

GOLDCORP   |   23

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies implemented during 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. Section 3862 and CICA Handbook Section 3863 — Financial Instruments — Presentation which replace CICA Handbook Section 3861 — Financial Instruments — Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments (note 19(d)). CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance (note 20).

CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 — Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.

On July 1, 2008, the Company adopted EIC Abstract 172 — Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172, which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.

GOLDCORP   |   24

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Change in primary basis of accounting to be implemented effective January 1, 2011

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, with a transition date of January 1, 2010. Earlier adoption is permitted. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending December 31, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of earnings for the year ended December 31, 2010. During the year ending December 31, 2011, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 — Interim Financial Reporting for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings for the comparative periods presented.

4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	Disposition of San Dimas and associated Silver Purchase Agreement with Silver Wheaton

On August 6, 2010, the Company disposed of the assets and liabilities relating to San Dimas (“the San Dimas Assets”), excluding certain non-operational assets, to Primero (note 1). In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from San Dimas, at a fixed price per ounce (“the San Dimas Silver Wheaton Silver Purchase Agreement”).

The Company recognized a gain of $373.2 million ($407.9 million including future income tax recovery of $180.3 million and net of current income tax expense of $145.6 million), net of selling costs of $3.4 million, on the date of disposition, calculated as follows:

Net assets sold and/or derecognized:
Cash	$0.5
Other current assets	13.8
Mining interests
Mining properties and related plant and equipment	625.0
Deferred excess consideration	(415.0)
Deferred credit	(177.5)

32.5
Accounts payable and accrued liabilities	(12.8)
Reclamation and closure cost obligations	(9.2)
Other non-current liabilities	(0.4)

$24.4

The net book value of mining interests derecognized on August 6, 2010 of $32.5 million includes the unamortized portion of the excess consideration from the disposition of Silver Wheaton shares in the first quarter of 2008 which was applied as a reduction to the carrying amount of mining properties at San Dimas. This amount was $415.0 million on August 6, 2010. The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver purchase agreement in 2004 and 2006 which were previously eliminated upon consolidation were also applied as a reduction to mining interests as a result of the disposition of the Company’s interest in Silver Wheaton in the first quarter of 2008. The unamortized portion of this deferred credit on August 6, 2010 was $177.5 million (note 4(d)).

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Proceeds and liabilities assumed on disposition:
Cash	$213.6
31,151,200 common shares of Primero (i)	159.2
Working capital adjustment receivable	4.0
$50.0 million 5-year promissory note (ii)	52.6
$60.0 million 1-year convertible promissory note (iii)
Host note receivable	58.4
Compound embedded conversion feature	1.3

489.1

Guarantee to Silver Wheaton of Primero’s obligation to deliver and sell to Silver Wheaton 215 million cumulative minimum ounces of silver by October 15, 2031 (iv)	(7.0)

Obligation to deliver and sell to Silver Wheaton 1.5 million ounces of silver during each of the four years ending August 5, 2014, priced at the lesser of $4.04 per ounce, subject to annual adjustment for inflation, and the prevailing market price (v)	(81.1)

$401.0

(i)
The fair value of the common shares received on the date of disposition is based on the market price of the shares at the date of disposition of C$5.25 per share ($5.11 per share). The Company’s resulting interest in Primero represents approximately 36% of the issued and outstanding common shares of Primero on August 6, 2010, which has been accounted for using the equity method and classified as a separate reporting unit and reportable operating segment (notes 10(e) & 26(f)).

(ii)
The $50.0 million 5-year promissory note receivable from Primero (“Primero promissory note”) will be repaid in four annual instalments of $5.0 million on December 31 of each year, beginning December 31, 2011, with the balance receivable on the maturity date of August 5, 2015, subject to earlier repayments based on annual free cash flows of Primero Empressa Minera, S.A. de C.V., a wholly-owned subsidiary of Primero. Interest is receivable on December 31 of each year, calculated as 6% of the balance outstanding, compounded monthly. The fair value of the Primero promissory note receivable of $52.6 million on initial recognition was estimated as the present value of the contractual payments of principal and interest, discounted using an annual effective interest rate of 5.5% (LIBOR plus 4.5%), being management’s estimate of the interest rate that would be applicable for similar debt issued by Primero on the date the Primero promissory note was issued (notes 8, 13 & 19(c)(ii)).

(iii)
The $60.0 million 1-year convertible promissory note receivable from Primero (“Primero convertible note”) can be converted by Goldcorp into common shares of Primero at C$6.00 per share, at any time prior to the maturity date of August 5, 2011. The Primero convertible note earns interest at 3% per annum, calculated on the balance outstanding, compounded monthly, which is receivable at the maturity date. On the maturity date, Primero has the option to convert the outstanding principal balance, at a price calculated based on the current market price of the underlying shares (“the original maturity conversion price”). In the event that Primero provides Goldcorp with notice to convert the outstanding principal balance, the Company shall have the right to extend the term of the note for another year. At the second maturity date, Primero shall pay the outstanding balance in cash or shall have the option to convert the outstanding principal balance, at a price equal to the greater of the original maturity conversion price and a current conversion price calculated based on the current market price of the underlying shares. In determining the number of common shares to be issued on conversion, the US dollar principal amount to be converted will be converted into Canadian dollars using a fixed exchange rate of C$1.05 to the US dollar.

GOLDCORP   |   26

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The conversion features of the Primero convertible note has been accounted for as a single compound embedded derivative separate from the host note receivable. The fair value of the compound conversion feature on initial recognition was $1.3 million (note 19(a)(ii)).

The fair value of the Primero convertible host note receivable of $58.4 million on initial recognition was estimated as the net present value of contractual payments of principal and interest, discounted using an annual effective interest rate of 5.0% (LIBOR plus 4.0%), being management’s estimate of the interest rate that would be applicable for similar debt issued by Primero on the date the Primero convertible note was issued (notes 8 & 19(c)(ii)).

(iv)
Pursuant to the sale of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement to Primero, Goldcorp has guaranteed to Silver Wheaton the delivery and sale to Silver Wheaton of 215 million cumulative minimum ounces of silver produced from San Dimas by October 15, 2031, priced at the lesser of $4.04 per ounce, subject to a 1% annual increase, compounded annually, and the prevailing market price. The amount of shortfall at October 15, 2031 is subject to a payment by Goldcorp of $0.50 per shortfall ounce on October 15, 2031. The fair value of Goldcorp’s guarantee of $7.0 million on initial recognition was estimated based on the estimated payment for shortfall ounces at October 15, 2031, discounted using Goldcorp’s after-tax weighted average cost of capital. This amount is included in other non-current liabilities and will be derecognized at the earlier of October 15, 2031 and when the cumulative minimum delivery ounces requirement has been reached.

(v)
Pursuant to the sale of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement to Primero, Goldcorp has agreed to deliver and sell to Silver Wheaton 1.5 million ounces of silver during each of the four contract years ending August 5, 2014, priced at the lesser of $4.04 per ounce, subject to an annual adjustment for inflation, and the prevailing market price. This contract meets the definition of a non-financial derivative and is therefore classified as a financial liability held for trading and measured at fair value at each balance sheet date. Its fair value of $81.1 million on initial recognition was estimated as the difference between the forward market price of silver for each of the four contract years ranging from $18.53 to $18.94 per ounce and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after tax weighted average cost of capital (note 19(a)(iii)).

In addition to the above liabilities assumed on disposition, Goldcorp has provided Silver Wheaton and another third party, guarantees with respect to Primero’s obligation to these parties and for which Goldcorp has been indemnified by Primero. As at the date of disposition and December 31, 2010, it was not considered likely that Goldcorp would be called upon to honour its commitments under these guarantees. The fair values of these guarantees were determined to be negligible at the date of disposition, and no amount is recognized on the Consolidated Balance Sheet for these guarantees as at December 31, 2010.

(b)	Disposition of Escobal silver project

On June 8, 2010, the Company completed the sale of Escobal to Tahoe (note 1). Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 41.2% of Tahoe’s issued and outstanding common shares (fully-diluted basis — 40%) with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million ($480.6 million net of tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 41.2% ownership interest. The Company’s investment in Tahoe has been accounted for using the equity method and classified as a separate reporting unit and reportable operating segment (notes 10(g) & 26(g)).

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(c)	Acquisition of net assets of Gold Eagle Mines Ltd.

On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to Goldcorp’s Cochenour gold project. The acquisition secures control of eight kilometres of strike length along the Red Lake trend in Ontario, Canada.

Upon closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million share purchase warrants to former Gold Eagle shareholders. The fair value of the common shares issued was measured using the September 25, 2008 closing price of Goldcorp’s shares on the Toronto Stock Exchange (C$35.60). The fair values of the options and warrants were measured on the date of acquisition using the Black-Scholes option pricing model.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase price:
Cash	$701.3
15.6 million common shares issued	536.6
0.6 million stock options issued	6.0
0.8 million share purchase warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2

$1,286.8

Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash working capital	(2.5)
Mining interests	1,597.2
Future income and mining taxes	(456.2)

$1,286.8

At the date of acquisition, the cumulative mark-to-market gain on Gold Eagle shares owned by the Company prior to the transaction and classified as available-for-sale investments of $29.2 million was removed from accumulated other comprehensive income (“AOCI”) and offset against the initial recognition amount of net assets acquired. The assets and liabilities acquired have been assigned to and included in the Red Lake reporting unit and reportable operating segment (notes 10(a) & 26(a)).

(d)	Disposition of Silver Wheaton shares

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton to a syndicate of underwriters at a price of C$14.50 per common share held, for gross proceeds of C$1,566.0 million ($1,571.0 million) and net proceeds of $1,505.1 million (gross proceeds of $1,571.0 million less $55.7 million of transaction costs and cash held by Silver Wheaton of $10.2 million).

The excess of total consideration of $1,571.0 million over the carrying amount of the Company’s investment in Silver Wheaton of $546.0 million and transaction costs of $55.7 million was $969.3 million. The portion of the excess consideration which related to third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni of $279.4 million and the $17.7 million in AOCI on the date of disposition relating to Silver Wheaton was recognized in earnings, offset by $4.6 million in other liabilities for a total gain of $292.5 million on disposition of Silver Wheaton shares. The disposition of Silver Wheaton shares resulted in an income tax liability of C$156.5 million ($155.9 million) that was paid in the first quarter of 2010.

GOLDCORP   |   28

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

As a result of the Company having arrangements to sell silver to Silver Wheaton from its previously owned San Dimas mine (note 4(a)), and the Los Filos and Peñasquito mines at a fixed price of approximately $4 per ounce, the remaining $689.9 million of excess consideration was applied as a reduction to the carrying amounts of mining properties and plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively). The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver arrangement in 2004 and 2006, and the Peñasquito silver arrangement in 2007, which were previously eliminated upon consolidation, were also applied as a reduction to mining properties and plant and equipment at San Dimas and Peñasquito, respectively, as a result of the disposition of the Company’s interest in Silver Wheaton.

The results of Silver Wheaton were consolidated prior to this disposition. At the date of disposition, Goldcorp had continuing cash flows relating to Silver Wheaton arising from the previously held San Dimas silver arrangement (note 4(a)), and the Los Filos and Peñasquito silver arrangements. Accordingly, Silver Wheaton has not been classified as a discontinued operation in these consolidated financial statements.

(e)	Dispositions of other mining properties

On June 24, 2010, the Company disposed of an exploration project in Mexico in exchange for C$1.5 million ($1.4 million) in cash and $0.6 million in common shares of the purchaser, measured based on the market price of the underlying shares on the closing date of the transaction and which were classified as available-for-sale on initial recognition. The Company recognized a loss of $63.7 million ($48.1 million net of tax) on this disposition (note 10(f)).

On May 3, 2010, the Company disposed of land relating to the Wharf mining property in exchange for $3.0 million in cash and a $2.6 million promissory note included in other non-current assets. The Company recognized a gain of $5.6 million ($3.7 million net of tax) on this disposition (note 10(i)).

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) in exchange for C$52.0 million ($49.3 million) in cash. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million ($8.2 million net of tax) on this disposition (notes 10(l)). The Company recognized a $24.0 million write-down of its investment in El Limón during the fourth quarter of 2009, in anticipation of the sales proceeds received on February 24, 2010.

During the fourth quarter of 2009, the Company sold certain mining interests in exchange for C$15.0 million ($14.0 million) in cash and $6.1 million in common shares of the purchaser, which were classified as available-for-sale on initial recognition. The Company recognized a gain of $20.1 million ($15.1 million net of tax) on this disposition.

During the fourth quarter of 2008, the Company sold certain mining interests in exchange for reclamation and closure cost obligations assumed by the purchaser and recognized a gain of $2.6 million ($0.5 million net of tax).

5.	BUSINESS COMBINATIONS
(a)	Acquisition of 100% interest in Andean Resources Limited

On December 29, 2010, the Company’s scheme of arrangement involving Andean and its shareholders (“the Arrangement”) was implemented and as a result, Goldcorp acquired all of the outstanding shares of Andean (note 1). Under the terms of the Arrangement, each common share of Andean was exchangeable for 0.14 common share of Goldcorp or a cash payment of C$6.50 per common share. The holders of the Andean common shares had the option to elect to receive cash or common shares or any combination of cash and common shares, subject to an aggregate maximum cash consideration of C$1.0 billion ($974.8 million). Based on election results of the former Andean shareholders, the total purchase price for the acquisition amounted to C$3.6 billion ($3.6 billion), comprising of 61.1 million in common shares of Goldcorp and C$766.6 million

GOLDCORP   |   29

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

($766.3 million) in cash. The value of the common shares issued was measured based on the closing market price of Goldcorp’s shares trading on the Toronto Stock Exchange on December 29, 2010, the acquisition date, of C$45.63 ($45.62) per common share.

This transaction has been accounted for as a business combination with Goldcorp as the acquirer. The allocation of the purchase price has not been finalized as at the date these consolidated financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated future income tax assets and liabilities, and determining the value of goodwill, if any. A provisional allocation of the purchase price is as follows:

Purchase price:
Cash	$766.3
61.1 million common shares issued	2,785.3

$3,551.6

Net assets acquired:
Cash and cash equivalents	$245.9
Other current assets	18.8
Mining interests	5,057.1
Current liabilities	(32.5)
Reclamation and closure cost obligations	(0.5)
Future income tax liabilities	(1,737.2)

$3,551.6

Andean’s principal mining property is its 100% indirectly owned Cerro Negro gold project (“the Cerro Negro project”), an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The Cerro Negro project has been classified as a separate reporting unit and reportable operating segment (notes 10(h) & 26(d)).

The net loss of Andean since December 29, 2010, the acquisition date, included in these consolidated financial statements is $nil. Total transaction costs incurred relating to the acquisition and included in other expenses for the year ended December 31, 2010 amounted to $20.1 million.

(b)	Acquisition of 70% interest in Sociedad Contractual Minera El Morro

On February 16, 2010, the Company acquired Xstrata Copper Chile S.A.’s (“Xstrata’s”) 70% interest in SCM, the owner of the El Morro project, and associated loan receivable balances held by Xstrata from a subsidiary of New Gold in exchange for total consideration of $513.0 million in cash (note 1). The New Gold subsidiary had completed its acquisition of Xstrata’s 70% interest in SCM and associated loan receivable balances on February 16, 2010, just prior to the acquisition by the Company, pursuant to the exercise of its right of first refusal on January 7, 2010. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in SCM. Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata has been accounted for as a business combination, with Goldcorp as the acquirer. The El Morro project has been classified as a separate reporting unit and reportable operating segment (notes 10(j) & 26(e)).

The allocation of the purchase price was finalized during the fourth quarter of 2010. The significant differences between the final allocation and provisional allocation were increases to the amounts allocated to mining interests and future income tax

GOLDCORP   |   30

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

liabilities by $38.6 million and $42.7 million, respectively, and a decrease to non-controlling interest by $6.8 million. As part of its process to finalize the allocation of the purchase price, the Company concluded that income taxes payable relating to the El Morro project are denominated in US dollars, the Company’s functional currency, and are therefore not subject to foreign exchange gains or losses. Accordingly, during the fourth quarter of 2010, the Company recorded an adjustment to reverse approximately $30.0 million of net loss on foreign exchange previously recognized in 2010 on translation of the future income tax liabilities relating to the El Morro project.

The final allocation of the purchase price is as follows:

Purchase price:
Cash	$513.0

Net assets acquired:
Cash and cash equivalents	$1.7
Mining interests	1,145.6
Current liabilities	(0.8)
Future income tax liabilities	(419.1)
Other non-current liabilities	(1.3)
Non-controlling interest	(213.1)

$513.0

The amount assigned to non-controlling interest represents New Gold’s 30% interest in SCM which was measured as New Gold’s proportionate share of the fair value of SCM’s identifiable net assets at the date of acquisition.

Total transaction costs incurred relating to the acquisition and included in other expenses during the year ended December 31, 2010 amounted to $6.0 million.

The net earnings of SCM for the period from February 16, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements amounted to $0.3 million.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties have now agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has filed a counterclaim against Barrick seeking damages in an amount of at least $60 million. A tentative case management schedule established as part of the parties’ agreement contemplates a three-week trial of the matter to be held in June or July 2011. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

(c)	Acquisition of Canplats Resources Corporation

On February 4, 2010, the Company completed the acquisition of all of the issued and outstanding common shares of Canplats for consideration of C$4.80 per common share outstanding at the closing date (note 1). The total consideration paid by the Company was C$306.6 million ($289.0 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine in Mexico. This transaction has been accounted for as a business combination, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reporting unit and reportable operating segment (notes 10(d) & 26(b)).

GOLDCORP   |   31

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The allocation of the purchase price was finalized during the fourth quarter of 2010. The final allocation of the purchase price is as follows:

Purchase price:
Cash	$289.0

Net assets acquired:
Cash and cash equivalents	$3.2
Other current assets	0.4
Mining interests	392.0
Current liabilities	(0.4)
Future income tax liabilities	(106.2)

$289.0

There was no difference between the final allocation and provisional allocation of the purchase price. Total transaction costs incurred relating to this acquisition and included in other expenses for the year ended December 31, 2010 amounted to $3.5 million.

The net loss for the Camino Rojo project for the period from February 4, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements was $nil.

(d)	Pro-forma information on business combinations (unaudited)

The following table presents the impact to net earnings of the Company for the year ended December 31, 2010 had the acquisitions of the Cerro Negro (note 5(a)), El Morro (note 5(b)) and Camino Rojo (note 5(c)) projects occurred on January 1, 2010:

Goldcorp’s net earnings — as reported	$1,566.1
Pro-forma adjustments:
Reversal of acquisition transaction costs incurred by Goldcorp	29.6
Foreign exchange gains on translation of future income taxes arising from the acquisitions	89.3

Goldcorp’s net earnings — pro-forma	$1,685.0

GOLDCORP   |   32

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATION

On October 20, 2010, the Company sold its 58.1% interest in Terrane to Thompson Creek (note 1). The Company received C$0.90 in cash and 0.052 common share of Thompson Creek for each Terrane share held, for total consideration of C$240.5 million ($235.9 million) in cash and 13.9 million common shares of Thompson Creek.

Prior to disposition on October 20, 2010, Goldcorp held a 58.1% controlling interest (fully-diluted basis — 52.4%) in Terrane through its ownership of 240 million preferred shares, 27.3 million common shares and 13.6 common share purchase warrants. The financial position and results of operations of Terrane have been consolidated with those of the Company until the date of disposition. The Company recognized a gain of $259.1 million ($205.3 million net of tax) on the date of disposition, calculated as follows:

Net assets sold and derecognized:
Cash	$31.2
Accounts receivable	2.4
Mining interests	236.0
Other non-current assets	6.9
Accounts payable and accrued liabilities	(8.8)
Future income tax liabilities	(43.2)
Non-controlling interests (note 22)	(95.9)

$128.6

Net proceeds:
Cash	$235.9
13.9 million common shares of Thompson Creek	153.7
Fair value of 13.6 million Terrane common share purchase warrants retained	0.9
Selling costs	(2.8)

$387.7

The Company’s interest in Thompson Creek, received as partial consideration, represents approximately 8% of the issued and outstanding common shares of Thompson Creek on the date of disposition (fully-diluted basis — 7%) and has been classified as available-for-sale on initial recognition. The total fair value of the common shares received was $153.7 million based on the market price of the shares on date of disposition.

The Terrane common share purchase warrants (“the Terrane warrants”) held by Goldcorp on the date of disposition were retained. The fair value of the Terrane warrants on the date of disposition of $0.9 million, based on the trading price of similar Terrane warrants (note 22), is included in the net proceeds of the disposition. Subsequent to October 20, 2010, the Terrane warrants are accounted for as held-for-trading investments measured at fair value with changes in fair value recognized in earnings. Upon exercise of the Terrane warrants, Goldcorp is entitled to receive the amount of consideration that it would have received had it exercised the warrants immediately before the closing of the acquisition of Terrane by Thompson Creek. The Terrane warrants expire on April 15, 2011.

GOLDCORP   |   33

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Upon disposition on October 20, 2010, the Company no longer has significant continuing involvement in the operations of Terrane. Accordingly, the results of Terrane, which were previously reported as a separate operating segment, have been reported as a discontinued operation and presented separately in the Consolidated Statements of Earnings for both the current and prior periods presented as follows:

Years ended December 31	2010	2009	2008

Earnings (loss) from discontinued operation, net of tax
Corporate administration	$(14.8)	$(4.5)	$(5.7)
Exploration costs	(1.1)	(0.7)	(0.8)
Other income	0.2	0.1	0.1
Gain on disposition	259.1	—	—
Dilution gains (losses), net	—	(0.3)	0.5
Losses on foreign exchange, net	(5.9)	(2.9)	(0.4)

Earnings (loss) before income taxes	237.5	(8.3)	(6.3)
Current income taxes on disposition	(20.0)	—	—
Future income tax recovery	(32.0)	2.4	8.5

	$185.5	$(5.9)	$2.2

Earnings (loss) from discontinued operation, net of tax, attributable to:
Shareholders of Goldcorp Inc.	$193.8	$(3.9)	$1.8
Non-controlling interests	(8.3)	(2.0)	0.4

	$185.5	$(5.9)	$2.2

Earnings (loss) per share from discontinued operation
Basic and diluted	$0.26	$(0.0)	$(0.0)

7.	INVENTORIES AND STOCKPILED ORE

At December 31	2010	2009

Supplies	$140.1	$135.4
Finished goods	43.5	33.0
Work-in-process	26.3	32.5
Heap leach ore	181.9	142.1
Stockpiled ore	87.3	100.0

	479.1	443.0
Less: non-current heap leach and stockpiled ore	(82.3)	(93.6)

	$396.8	$349.4

The amount of inventories recognized as an expense during the year is included in operating expenses in the Consolidated Statements of Earnings.
         Stockpiled ore

The majority of the stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of Alumbrera’s mine life to 2017. The portion that is to be processed over a period exceeding twelve months is classified as non-current.

GOLDCORP   |   34

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
8.	CURRENT NOTES RECEIVABLE

At December 31	2010	2009

$60.0 million 1-year Primero convertible note (a)	$59.1	$—
$50.0 million 5-year Primero promissory note — principal payable in one year (note 13)	5.0	—

	$64.1	$—

(a)
As partial consideration for the sale of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received a $60.0 million 1-year convertible promissory note receivable from Primero (note 4(a)(iii)). This note receivable is measured at amortized cost using the effective interest method. The amount recognized on initial recognition date is accreted to the face value of the note over the term of the note using an annual effective interest rate of 5.0%. Interest income for the period from August 6, 2010 to December 31, 2010 amounted to $1.4 million, including $0.7 million of accretion. The accrued interest receivable at December 31, 2010 of $0.7 million is included in other current assets (note 9).

9.	OTHER CURRENT ASSETS

At December 31	2010	2009

Prepaid expenses and other	$27.4	$23.7
Future income and mining taxes receivable — classified as current (note 16)	46.3	3.6
Current derivative assets (note 19(a))	8.5	8.1
Accrued interest receivable (notes 8 & 13)	1.9	—

	$84.1	$35.4

GOLDCORP   |   35

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
10.	MINING INTERESTS

	2010			2009
		Accumulated			Accumulated
		depreciation	Net book		depreciation
At December 31	Cost	and depletion	value	Cost	and depletion	Net book value

Mining properties	$24,315.7	$(1,539.0)	$22,776.7	$16,671.7	$(1,127.1)	$15,544.6
Plant and equipment	3,187.7	(648.1)	2,539.6	3,062.6	(605.9)	2,456.7

	$27,503.4	$(2,187.1)	$25,316.3	$19,734.3	$(1,733.0)	$18,001.3

A summary by property of the net book value at December 31 is as follows:

	Mining properties (n)
		Non-		Plant and
	Depletable	depletable	Total	Equipment (m)	2010	2009

Red Lake (a)	$402.9	$2,113.3	$2,516.2	$356.1	$2,872.3	$2,776.3
Porcupine (b)	163.6	101.9	265.5	168.8	434.3	422.3
Musselwhite	110.2	130.4	240.6	189.5	430.1	389.6
Éléonore	—	886.3	886.3	97.0	983.3	832.9
Terrane (c)	—	—	—	—	—	197.8
Peñasquito (d)	2,915.5	6,525.5	9,441.0	1,174.6	10,615.6	10,016.4
San Dimas (e)	—	—	—	—	—	35.7
Los Filos	471.0	77.4	548.4	167.9	716.3	732.9
El Sauzal	60.2	55.6	115.8	15.5	131.3	189.5
Mexican exploration projects (f)	—	85.6	85.6	—	85.6	167.3
Marlin	540.7	113.6	654.3	82.5	736.8	763.2
Cerro Blanco (g)	—	76.6	76.6	7.2	83.8	59.6
Alumbrera	309.4	—	309.4	150.2	459.6	511.8
Cerro Negro (h)	—	5,033.5	5,033.5	23.7	5,057.2	—
Marigold	84.6	77.2	161.8	51.3	213.1	218.9
Wharf (i)	6.0	—	6.0	8.6	14.6	14.6
El Morro (j)	—	1,162.7	1,162.7	0.1	1,162.8	—
Corporate and other	—	—	—	46.6	46.6	28.6

	$5,064.1	$16,439.6	21,503.7	$2,539.6	24,043.3	17,357.4

Investments accounted for using the equity method
Primero (e)			155.7		155.7	—
Tahoe (g)			409.9		409.9	—
Pueblo Viejo (k)			707.4		707.4	587.1
El Limón (l)			—		—	56.8

			1,273.0		1,273.0	643.9

			$22,776.7		$25,316.3	$18,001.3

(a)	Includes the mining interests acquired in the Gold Eagle asset acquisition completed on September 25, 2008 (note 4(c)).

(b)
The Company recognized a $47.1 million write-down of its mining interests at the Pamour open pit in Porcupine in the fourth quarter of 2008 as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008.

(c)	The Company sold its 58.1% interest in Terrane to Thompson Creek on October 20, 2010 (note 6).
GOLDCORP   |   36

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(d)
On September 1, 2010, the commissioning of Peñasquito was completed as operating levels intended by management were considered to have been reached. Accordingly, amounts capitalized associated with proven and probable reserves were reclassified from non-depletable to depletable mining properties. Depreciation and depletion of capitalized costs classified as depletable commenced effective September 1, 2010. In addition, proceeds from sales of metals, including concentrate forms of metals, and costs incurred during production have been included in earnings effective September 1, 2010.

The carrying amount of the Peñasquito mining property is net of the deferred excess consideration received on disposition of Silver Wheaton shares in the first quarter of 2008 relating to the Peñasquito silver purchase arrangement and the deferred consideration received from Silver Wheaton in 2007 for the silver purchase arrangement (note 4(d)). During the period from January 1, 2010 to September 1, 2010, the Company capitalized to the Peñasquito mining property $0.6 million relating to stock options vested during the period (years ended December 31, 2009 and 2008 — $3.0 million and $nil, respectively) (note 21(b)). The fair value assigned to the Camino Rojo project acquired from Canplats on February 4, 2010 has been included in the carrying amount of the Peñasquito mining property (notes 5(c) & 26(b)).

(e)
The Company sold the assets and liabilities relating to San Dimas to Primero on August 6, 2010 (note 4(a)). The net book value of the San Dimas mining interests were derecognized on the date of disposition. As partial consideration for the disposition, the Company received 31,151,200 common shares of Primero, representing 36% of the issued and outstanding common shares of Primero on the date of disposition. The carrying amount of Primero at December 31, 2010 includes the Company’s share of net earnings of Primero for the period from August 6, 2010 to December 31, 2010.

(f)	On June 24, 2010, the Company disposed of an exploration project in exchange for cash and common shares of the acquirer (note 4(e)).

(g)
On June 8, 2010, the Company completed the sale of Escobal, which was previously included in the Cerro Blanco mining property, to Tahoe in exchange for cash and common shares of Tahoe, representing a 41.2% ownership interest in Tahoe at the date of disposition (note 4(b)). On December 23, 2010, pursuant to a bought deal financing completed by Tahoe, the Company purchased 10,285,692 additional common shares of Tahoe at C$14.10 per common share for total consideration of C$145.0 million ($143.7 million) in order to maintain its ownership interest of 41.2%. The carrying amount of Tahoe at December 31, 2010 includes the Company’s share of net loss of Tahoe for the period from June 8, 2010 to December 31, 2010.

(h)
The Company acquired a 100% interest in the Cerro Negro project on December 29, 2010. As at the date of these consolidated financial statements, the fair value assigned to the Cerro Negro mining interest is provisional (note 5(a)).

(i)	On May 3, 2010, the Company disposed of land in exchange for cash and a promissory note receivable (notes 4(e)).

(j)
The Company acquired a 70% interest in the El Morro project on February 16, 2010 (note 5(b)). The carrying amount represents 100% of the El Morro project mining interest which is offset by non-controlling interest included in equity. Included in the carrying amount of the El Morro mining property is capitalized interest incurred during the period from the acquisition date, February 16, 2010, to December 31, 2010 in the amount of $1.4 million (note 15(c)).

(k)
$192.0 million of the Company’s investment in Dominicana Holdings Inc. (“Dominicana”), the entity that indirectly owns the Pueblo Viejo project, was repaid by Dominicana on June 24, 2010, which has been accounted for as a reduction in the Company’s investment balance included in mining interests. During the year ended December 31, 2010, the Company invested $312.3 million to finance development activities at Pueblo Viejo (note 26).

(l)	The El Limón project was disposed of on February 24, 2010 (note 4(e)).

(m)	At December 31, 2010, assets under construction and therefore not yet being depreciated, included in the net book value of plant and equipment, amounted to $210.2 million (2009 — $1,097.4 million).
GOLDCORP   |   37

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(n)
Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2010, royalties included in operating expenses amounted to $109.7 million (2009 — $69.4 million; 2008 — $67.2 million). At December 31, 2010, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Peñasquito	2% of NSR
Marlin	1% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Marigold	5% of NSR
Development projects:
Éléonore	2 — 3% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3% of NSR; 0 — 25% NPI

11.	GOODWILL
Goodwill arising from business combinations have been allocated to the Company’s reporting units and included in their respective operating segment assets (note 26) as follows:

At December 31	2010	2009

Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3

	$761.8	$761.8

GOLDCORP   |   38

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
12.	INVESTMENTS

At December 31	2010	2009

Warrants — held for trading	$6.6	$2.3
Equity securities — available-for-sale	924.0	388.0

	$930.6	$390.3

The Company has investments in warrants and equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets. Although the warrants are held for long-term investment purposes, they are derivatives and therefore classified as held-for-trading and measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. The equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized directly in OCI.

The net gains (losses) on securities for the years ended December 31 were comprised of the following:

	2010	2009	2008

Net gains on warrants — held-for-trading (note 19(a))	$2.6	$7.4	$5.1
Realized gains on marketable securities and investments in equity securities (notes 19(b)(ii) & (iii))	—	42.8	0.2
Unrealized impairment losses on investments in equity securities (notes 19(b)(i), (ii) & (iii))	(2.1)	—	(111.2)

	$0.5	$50.2	$(105.9)

13.	NON-CURRENT NOTE RECEIVABLE

At December 31	2010	2009

$50.0 million 5-year Primero promissory note (a)	$52.5	$—
Less: principal payable in one year (note 8)	(5.0)	—

	$47.5	$—

(a)
As partial consideration for the sale of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received a $50.0 million 5-year promissory note receivable from Primero (note 4(a)(ii)). This note receivable is measured at amortized cost using the effective interest method. The amount recognized on initial recognition date is accreted to the face value of the note over the term of the note using an annual effective interest rate of 5.5%. Interest income for the period from August 6, 2010 to December 31, 2010 amounted to $1.1 million, net of $0.1 million of accretion. The accrued interest receivable at December 31, 2010 of $1.2 million is included in other current assets (note 9).

14.	OTHER NON-CURRENT ASSETS

At December 31	2010	2009

Reclamation deposits	$3.4	$3.0
Sales/indirect taxes recoverable	16.9	10.3
Future income and mining taxes (note 16)	2.3	—
Non-current prepaid expenses, deposits, advances and other	5.0	—
Other	14.8	—

	$42.4	$13.3

GOLDCORP   |   39

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
15.	CURRENT AND LONG TERM DEBT

At December 31	2010	2009

Current debt
C$40 million non-revolving term loan (a)	$—	$16.7
Long term debt
$862.5 million convertible senior notes (b)	747.1	719.0

(a)
On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million to further advance its long lead-time capital equipment procurement program for the Mt. Milligan project. Under the terms of the credit facility as amended on May 7, 2010, the Company guaranteed a 12-month, non-revolving term credit facility of up to C$40 million. Upon disposition of the Company’s interest in Terrane on October 20, 2010, the Company no longer has any obligation under this credit facility (note 6). Interest incurred and capitalized to the Terrane mining interest for the period from January 1, 2010 to October 20, 2010, the date of disposition, was $0.2 million (years ended 2009 and 2008 — $0.2 million).

(b)
On June 5, 2009, the Company issued convertible senior notes (“the notes” or “the Company’s notes”) with an aggregate principal amount of $862.5 million. The notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the notes may convert the notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The notes are accounted for as compound financial instruments comprised of a liability and an equity component. Of the total proceeds of $862.5 million, $703.4 million was allocated on initial recognition to the liability component, representing the present value of the Company’s contractual obligation to make principal and interest payments using an annual effective interest rate of 6.33%, being management’s estimate of the interest rate available on similar borrowings without the conversion feature at the time the notes were issued. The remaining amount of $159.1 million was allocated on initial recognition to the equity component, representing the value of the call options granting the holders the right to convert into common shares of the Company.

Total transaction costs of $22.7 million were allocated in proportion to the allocation of proceeds. The amount allocated to the liability component of $18.5 million was expensed on initial recognition and included in finance fees. The amount allocated to the equity component of $4.2 million was recorded in equity as share issue costs, offset by $1.0 million in future income tax asset recognized for the future tax benefit of the share issue costs.

The carrying amount of the liability component is accreted to the face value of the notes over the term of the notes. Accretion is included in interest expense during each period based on the annual effective interest rate of 6.33% per annum. Interest expense for the year ended December 31, 2010 amounted to $45.3 million, which includes $28.0 million of accretion (2009 — $25.5 million and $15.6 million, respectively).

(c)
On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Effective June 1, 2009, amounts drawn incur interest at LIBOR plus 0.25% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject

GOLDCORP   |   40

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

to a 0.07% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. There was no amount outstanding under this facility at December 31, 2010 and 2009. Interest incurred for the year ended December 31, 2010 amounted to $1.5 million (2009 — $2.3 million; 2008 — $6.7 million), of which $1.4 million has been capitalized to the El Morro project since its acquisition on February 16, 2010 (note 10(j)).

16.	INCOME AND MINING TAXES

Years ended December 31	2010	2009	2008

Current income and mining tax expense	$509.0	$278.7	$138.1
Future income and mining tax expense (recovery)	(163.0)	(69.6)	165.8

	$346.0	$209.1	$303.9

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2010	2009	2008

Earnings from continuing operations before taxes	$1,726.6	$453.2	$1,785.0
Canadian federal and provincial income tax rates	28.96%	30.91%	31.45%

Income tax expense based on Canadian federal and provincial income tax rates	500.0	140.1	561.4
Increase (decrease) attributable to:
Impact of foreign exchange on future income tax liabilities	103.1	99.3	(336.8)
Other impacts of foreign exchange	3.8	45.9	(72.3)
Impact of change in tax rates on future income taxes (a)	(1.0)	(12.7)	—
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	—	(16.6)	—
Provincial mining taxes	54.3	39.2	21.3
Resource allowance	(15.4)	(16.4)	(11.5)
Non-deductible expenditures	38.8	22.5	10.5
Effects of different foreign statutory tax rates on earnings of subsidiaries	(22.3)	(34.3)	(28.4)
Impact of future income tax rate applied versus current statutory rate	(17.2)	(15.1)	(4.6)
Change in valuation allowance	4.1	(28.4)	10.0
Change in reserves for uncertain tax positions	10.4	10.8	6.9
Change in Mexican tax legislation (b)	(12.8)	12.8	—
Use of Mexican flat tax credits (c)	—	—	(37.8)
Gain on sale of Escobal not subject to tax (note 4(b))	(138.6)	—	—
Tax on disposition of Silver Wheaton shares (note 4(d))	—	—	155.9
Non-taxable portion of gain on disposition of San Dimas (note 4(a))	(146.6)	—	—
Non-taxable portion of other realized capital gains	—	(9.0)	—
Non-deductible asset write-down	—	—	16.5
Other	(14.6)	(29.0)	12.8

	$346.0	$209.1	$303.9

(a)
The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and will be reduced to 29% in 2013 and back to 28% in 2014 and thereafter. The change in tax rate increased the Company’s future income tax liabilities by $26.2 million in the fourth quarter of 2009.

GOLDCORP   |   41

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $38.9 million resulting from Canadian provincial and federal income tax rate reductions enacted in the fourth quarter of 2009.

(b)
In addition to changes to the corporate income tax rates discussed above, the Mexican government announced in December 2009 that it had modified its consolidated tax return rules such that the Company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies in the consolidated group. Included with changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of the Company’s consolidated tax filing as at December 31, 2009 and requiring the Company to repay those benefits in future years. The Company considered this element of the announced tax law changes a double taxation and filed a lawsuit in 2010 against the Mexican government on the basis that this retroactive tax increase was unconstitutional. The Company was successful on certain of its arguments at the first level of court and the Mexican government has appealed the lower level court decision on this matter. At December 31, 2009, the Company estimated that the income tax impact of the announced change to the consolidated tax return rules was potentially $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period from 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company developed a plan that it intends to execute and is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which decreases the estimated tax impact to $12.8 million, of which $8.4 million and $4.4 million would be payable evenly during the period from 2015 to 2019 and 2018 to 2022, respectively. Accordingly the Company recorded income and mining taxes payable in non-current liabilities and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009.

At December 31, 2010, management estimates the tax on the Company’s past consolidation benefits described above to be $74.7 million. A tax plan that the Company intends to execute and that is solely at its discretion and fully within its control to merge two entities within the consolidated group in 2013 decreases the tax impact to a nominal amount. In addition, in December 2010 the Mexican tax authorities issued new rules that effectively allow the Company to defer repayment of the tax benefits of consolidation noted above until such time as certain future events occur, which are within the Company’s control, such as deconsolidation of the Mexican consolidated tax filing group. Accordingly, the $12.8 million of current income tax expense recorded in 2009 was reversed during the fourth quarter of 2010.

(c)
Mexico introduced a flat tax (“IETU tax”) effective January 1, 2008 to replace the previous asset tax as a minimum tax. The IETU tax is calculated on a cash flow basis, with the tax base determined by reducing taxable revenue with specific deductions. In general if deductions exceed revenues, a credit is granted which may be credited against the IETU tax in the following years. Taxpayers first compute their income tax liability and their IETU tax liability for a fiscal year. As the income tax liability may be credited against the IETU tax liability, the IETU tax is payable only to the extent it exceeds the income tax payable by a Mexican entity. In certain circumstances IETU tax credits can be used to reduce income taxes in the year that they are generated. During the year ended December 31, 2008, IETU tax credits earned by a subsidiary reduced Mexican income taxes payable by the Company by $37.8 million. The ability to use IETU tax credits in the future to reduce income taxes was eliminated with the Mexican tax law changes passed in 2009, effective 2010. No IETU tax credits were used to reduce Mexican income taxes payable in 2009.

(d)
On October 21, 2010, Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. Goldcorp believes that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to the El Morro operations for the first 15 years of production. However to obtain fiscal stability based on that application, New Gold must waive the fiscal

GOLDCORP   |   42

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

stability established by its existing D.L. 600 filing. The Company understands that if New Gold waives its existing D.L. 600 fiscal stability, both companies will be covered by the same fiscal stability under the Goldcorp D.L. 600 application.

The significant components of future income taxes are as follows:

At December 31	2010	2009

Future income and mining tax assets
Unused non-capital losses	$46.5	$36.5
Investment tax credits	16.9	24.4
Alternative minimum tax (“AMT”) credits	7.3	7.5
Deductible temporary differences relating to:
Reclamation and closure cost obligations	70.4	73.1
Mining interests	1.1	1.7
Stock options	2.5	13.7
Other	69.6	25.8

	214.3	182.7
Valuation allowance	(9.4)	(8.9)

	204.9	173.8

Future income and mining tax liabilities
Taxable temporary differences relating to:
Mining interests	(6,116.3)	(3,701.6)
Other	(296.6)	(151.7)

	(6,412.9)	(3,853.3)

Future income and mining tax liabilities, net	$(6,208.0)	$(3,679.5)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets — included in other current assets (note 9)	$46.3	$3.6
Future income and mining tax assets — included in other non-current assets (note 14)	2.3	—
Future income and mining tax liabilities — current	(174.6)	(107.9)
Future income and mining tax liabilities — non-current	(6,082.0)	(3,575.2)

Future income and mining tax liabilities, net	$(6,208.0)	$(3,679.5)

GOLDCORP   |   43

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Tax Loss Carryforwards, Investment Tax Credits, and AMT Credits

At December 31, 2010, the Company had the following unused tax losses and other income tax deductions for which it has recognized a future income tax asset:

	Unused tax
	losses
	and other
	income tax	Future tax	Valuation	Net future tax
	deductions	assets	allowance	assets	Expiry dates

Tax loss carryforwards:
Canada	$14.8	$3.7	$(0.4)	$3.3	2012 — 2028
United States	64.6	22.0	—	22.0	2011 — 2029
Mexico	5.8	1.7	(1.7)	—	2011 — 2020
Chile	50.0	19.1	—	19.1	No expiry date

	135.2	46.5	(2.1)	44.4

Investment tax credits:
Canada	16.9	16.9	—	16.9	2017 — 2030

AMT credits:
United States	7.3	7.3	(7.3)	—	No expiry date

Total	$159.4	$70.7	$(9.4)	$61.3

17.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The following table summarizes the changes in the Company’s reclamation and closure cost obligations during the years ended December 31:

	2010	2009

Reclamation and closure cost obligations — beginning of year	$306.5	$284.5
Revisions in estimates of required cash outflows and liabilities incurred	(8.1)	33.8
Accretion expense, included in depreciation and depletion	16.1	14.7
Reclamation expenditures	(15.6)	(26.5)

Reclamation and closure cost obligations — end of year	298.9	306.5
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(22.7)	(24.5)

Non-current reclamation and closure cost obligations	$276.2	$282.0

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The present value of the Company’s reclamation and closure cost obligations at December 31, 2010 and 2009 were calculated using a discount rate of 5%. The amounts relating to operating mines, inactive mines and development projects are $232.8 million, $54.8 million and $11.3 million, respectively, (2009 — $232.9 million, $49.4 million and $24.2 million, respectively) reflecting cash outflows for approximately the next 125 years (2009 — 100 years). Reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The estimated undiscounted value of the Company’s reclamation and closure cost obligations at December 31, 2010 was $511.7 million (2009 — $523.5 million), calculated using an inflation rate assumption of 2.0% (2009 — 2.0%).

GOLDCORP   |   44

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
18.	EMPLOYEE PENSION PLANS

The Company has various defined contribution and defined benefit pension plans for its employees. The Company has no other employee future benefit plans.

Total cash payments for employee pension plans for the year ended December 31, 2010, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans and cash contributed to its defined contribution plans were $21.3 million (2009 — $17.1 million; 2008 — $14.5 million).

Defined contribution pension plans

The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of its employees’ salaries or matches a percentage of its employees’ contributions. The Company’s employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $17.6 million for the year ended December 31, 2010 (2009 — $13.9 million; 2008 — $11.8 million), included in operating expenses and corporate administration in the Consolidated Statements of Earnings.

Defined benefit pension plans

The Company has several defined benefit pension plans covering certain of its Canadian and Mexican employees.

The following table summarizes the changes in the Company’s accrued benefit obligation and fair value of plan assets during the years ended December 31 and the reconciliation of the Company’s accrued benefit obligation to the accrued benefit liability at December 31:

	2010	2009

Accrued benefit obligation
Balance, beginning of year	$28.1	$24.1
Benefit obligations related to San Dimas (note 4(a))	(2.3)	—
Current service costs	1.5	1.6
Interest costs	1.7	1.5
Actuarial losses, net	2.8	2.6
Benefits paid	(1.1)	(1.7)

Balance, end of year	$30.7	$28.1

Fair value of plan assets
Balance, beginning of year	$22.8	$19.4
Plan assets related to San Dimas (note 4(a))	(1.8)	—
Actual return on plan assets, net	2.0	1.8
Company contributions	3.2	3.3
Benefits paid	(1.1)	(1.7)

Balance, end of year	$25.1	$22.8

Funded status — deficit	$(5.6)	$(5.3)
Unamortized net actuarial gains	(0.5)	(2.9)
Unamortized past service costs	1.7	2.3

Accrued benefit liability (1)	$(4.4)	$(5.9)

(1)	Included in other non-current liabilities on the Consolidated Balance Sheets.
GOLDCORP   |   45

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the Company’s defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies. The composition of the Company’s defined benefit pension plan assets at December 31 is as follows:

	2010	2009

Equity securities	49%	44%
Debt securities	51%	55%
Cash and other investments	—	1%

The following table summarizes the components of the Company’s defined benefit pension expense included in operating expenses in the Consolidated Statements of Earnings for the years ended December 31:

	2010	2009	2008

Costs arising in the year:
Current service costs	$1.5	$1.6	$1.8
Interest costs	1.7	1.5	1.7
Actual loss (return) on plan assets, net	(2.0)	(1.8)	2.6
Actuarial losses (gains), net	2.8	2.6	(9.8)
Past service costs	—	—	1.6

	4.0	3.9	(2.1)

Difference between costs arising in the period and costs recognized in the period in respect of:
Loss and return on plan assets	0.7	0.6	(4.0)
Actuarial losses and gains	(3.0)	(2.9)	9.8
Past service costs	0.4	0.4	(1.5)

Defined benefit pension expense	$2.1	$2.0	$2.2

The Company measures its accrued benefit obligation and fair value of plan assets for accounting purposes as at December 31 of each year. The following table summarizes the assumptions used in measuring the Company’s accrued benefit obligation and defined benefit pension expense:

	2010	2009	2008

Accrued benefit obligation at December 31:

Discount rate	5.0% – 7.5%	5.7% – 8%	7.2% – 8%
Rate of compensation increase	3.5% – 4.0%	4% – 5%	2% – 11%

Defined benefit pension expense for the years ended December 31:

Expected long-term rate of return on plan assets	6.2% – 7.5%	7.1% – 8%	7.1% – 8%
Discount rate	5.7% – 7.5%	7.5% – 8%	5.5% – 8%

The following table summarizes the expected future benefit payments relating to the Company’s defined benefit plans during the years ending December 31:

2011	$1.4
2012	1.3
2013	1.4
2014	1.4
2015	1.5
2016 - 2020	8.3

The most recent actuarial valuation of the Company’s defined benefit pension plans for funding purposes is as at December 31, 2010, and the next required valuation will be as at December 31, 2013.
GOLDCORP   |   46

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
19.	FINANCIAL INSTRUMENTS
(a)	Financial assets and liabilities and non-financial derivative contracts classified as held-for-trading

At December 31, the Company had the following financial assets and liabilities classified as held-for-trading:

	2010	2009

Cash and cash equivalents	$556.2	$874.6
Current derivative assets (1)	8.5	8.1
Investments in warrants (note 12)	6.6	2.3
Current derivative liabilities	(55.1)	(11.4)
Non-current derivative liability	(95.4)	—

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as held-for-trading by the Company as follows:

At December 31	2010	2009

Accounts receivable
Arising from sales of metal concentrates — classified as held-for-trading	$243.1	$123.0
Not arising from sales of metal concentrates — classified as loans and receivables	200.7	155.8

	$443.8	$278.8

Derivative assets and liabilities

At December 31, the Company’s derivative assets and liabilities were as follows:

	2010	2009

Current derivative assets (1)
Foreign currency contracts (i)	$5.4	$6.6
Heating oil forward contracts (i)	—	0.2
Copper contracts (i)	3.0	1.3
Compound convertible feature of the Primero convertible note (ii)	0.1	—

	$8.5	$8.1

Current derivative liabilities
Foreign currency contracts (i)	$(0.1)	$(1.2)
Copper contracts (i)	(15.3)	(10.2)
Lead option contracts (i)	(0.1)	—
Zinc forward contracts (i)	(0.2)	—
Non-financial contract to sell silver to Silver Wheaton (iii)	(39.4)	—

	$(55.1)	$(11.4)

Non-current derivative liability
Non-financial contract to sell silver to Silver Wheaton (iii)	$(95.4)	$—

(1)	Included in other current assets on the Consolidated Balance Sheets (note 9).
GOLDCORP   |   47

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The net gains (losses) on non-hedge derivatives for the years ended December 31 were comprised of the following:

	2010	2009	2008

Realized gains (losses) on matured foreign currency, heating oil, copper, lead and zinc contracts (i)	$9.4	$6.9	$(10.2)
Unrealized mark-to-market gains (losses) on outstanding foreign currency, copper, lead and zinc contracts and reversal of mark-to-market losses (gains) on matured contracts (i)	(4.0)	(3.3)	7.6
Unrealized mark-to-market loss on compound conversion feature of the Primero convertible note (ii)	(1.2)	—	—
Net loss on non-financial contract to sell silver to Silver Wheaton (iii)	(66.0)	—	—

	$(61.8)	$3.6	$(2.6)

The net gains on warrants for the years ended December 31 were comprised of the following:

	2010	2009	2008

Realized gains (losses)	$—	$(6.3)	$7.5

Unrealized mark-to-market gains (losses) on outstanding warrants and reversal of mark-to-market losses (gains) on exercised warrants	2.6	13.7	(2.4)

	$2.6	$7.4	$5.1

The net gain on warrants is included in net gains (losses) on securities in the Consolidated Statements of Earnings (note 12).
(i)	Foreign currency, heating oil, copper, lead and zinc contracts

During the year ended December 31, 2010, the Company entered into Canadian dollar and Mexican peso contracts to purchase the respective foreign currencies at pre-determined US dollar amounts, heating oil contracts that were cash settled by reference to the monthly NYMEX heating oil commodity price, and copper/lead/zinc contracts that are cash settled to manage its exposure to volatility in metal prices. These contracts meet the definition of a derivative. At December 31, 2010, the Company’s outstanding derivative contracts which settle and/or expire over the next twelve months were as follows:

Foreign currency:
1.	Canadian dollar forward contracts to sell $12.0 million at 1.06 to the US dollar;

2.	Canadian dollar call options held to sell $12.0 million at 1.06 to the US dollar;

3.	Canadian dollar put options written to buy $12.0 million at 1.08 to the US dollar; and

4.	Mexican peso forward contracts to sell $60.0 million at 13.38 to the US dollar.
Copper:
1.	Forward contracts to sell 1.7 million pounds at an average price of $3.52 per pound;

2.	Options held to sell 35.4 million pounds at an average price of $3.50 per pound; and

3.	Options written to buy 35.4 million pounds at an average price of $4.26 per pound.
Lead:
1.	Options held to sell 1.7 million pounds at an average price of $0.91 per pound; and

2.	Options written to buy 1.7 million pounds at an average price of $1.18 per pound.
GOLDCORP   |   48

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Zinc:
1.	Forward contracts to sell 1.7 million pounds at an average price of $1.00 per pound.
(ii)	Compound conversion feature of the Primero convertible note

At December 31, 2010, management estimates that the fair value of the compound conversion feature of the Primero convertible note (note 4(a)(iii)) was $0.1 million, resulting in an unrealized loss on non-hedge derivatives of $1.2 million during the period from August 6, 2010, the initial recognition date, to December 31, 2010.

(iii)	Non-financial derivative contract to sell silver to Silver Wheaton

At December 31, 2010, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce (note 4(a)(v)) was $134.8 million. The fair value was estimated as the difference between the forward market price of silver for each of the four contract years as at December 31, 2010 ranging from $30.96 to $31.75 per ounce and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after tax weighted average cost of capital. Of the $134.8 million, $39.4 million is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net loss on non-hedge derivatives of $66.0 million during the period from August 6, 2010, the initial recognition date, to December 31, 2010 relating to its commitment, comprising of a realized loss of $3.2 million on ounces delivered during the period and an unrealized loss of $62.8 million on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2010 were 5.4 million ounces.

(iv)	Other embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There are no material embedded derivatives requiring separate accounting at December 31, 2010 and 2009 other than as disclosed above.

GOLDCORP   |   49

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Financial assets classified as available-for-sale

At December 31, 2010 and 2009, the Company’s financial assets classified as available-for-sale consisted of marketable securities and investments in equity securities (note 12).

The unrealized gains (losses) on available-for-sale marketable securities and investments in equity securities included in other comprehensive income for the years ended December 31 were as follows:

	2010	2009	2008

Marketable securities	$9.7	$16.3	$(17.2)
Investments in equity securities	354.8	185.2	(106.2)

	364.5	201.5	(123.4)
Future tax expense in OCI	(43.5)	(16.6)	(0.6)

Unrealized gains (losses) on available-for-sale securities, net of tax	321.0	184.9	(124.0)
Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax of $nil (i)(ii)(iii)	2.1	—	111.2
Reclassification adjustment for realized gains included in net earnings, net of tax — $nil (ii)(iii)	—	(43.0)	(0.2)
Adjustment arising from acquisition of Gold Eagle (note 4(c))	—	—	(29.2)
Adjustment arising from disposition of Silver Wheaton shares (note 4(d))	—	—	(17.7)

	$323.1	$141.9	$(59.9)

(i)
During the fourth quarter of 2010, the Company determined that the decline in the fair value of one investment in equity securities was other than temporary. The significant and prolonged decline in the market price of the equity investee’s shares below the Company’s original cost provided evidence that the decline in fair value of the Company’s investment was other than temporary. Accordingly, the Company reclassified the cumulative mark-to-market loss relating to the investment that had previously been recognized in OCI to earnings and recognized an impairment loss on available-for-sale securities of $2.1 million for the year ended December 31, 2010.

(ii)
Prior to disposition on October 13, 2009, the Company owned a 7% interest in New Gold. The fair value of the Company’s investment in New Gold declined during 2008 when New Gold recorded a write-down of $156.9 million on its Amapari mine in its 2008 third quarter results. While significant resources remained at the Amapari mine, the additional capital resources required to maintain economic production levels and the limited remaining oxide reserves justified the decision to place the mine on temporary care and maintenance and mining was suspended as of January 2, 2009. In addition, New Gold revised its development plan for the New Afton project with full production expected for the second half of 2012 instead of the previous expectation of operations commencing in late 2009 with full production in the second quarter of 2011. The adverse changes that took place in the economic environment in which New Gold operates and the continued decline in the market price of its shares below the Company’s original cost (market price per share at December 31, 2008 was C$1.77 compared with the Company’s original cost of C$6.70 per share) provided objective evidence that the decline in fair value of the Company’s investment was other than temporary. Accordingly, the Company reclassified the cumulative mark-to-market loss that had previously been recognized in OCI as at December 31, 2008 and recognized an impairment loss on available-for-sale securities of $81.5 million in earnings during the fourth quarter of 2008. The Company disposed of its investment in New Gold on October 13, 2009 for net proceeds of $65.2 million. During the period from January 1, 2009 to October 13, 2009, the fair value of the Company’s investment in New Gold increased. The cumulative mark-to-market gains that had been recognized in OCI at October 13, 2009 amounted to $43.0 million. This amount was reclassified from OCI to earnings upon de-recognition of the investment resulting in a recognized gain on securities of $42.8 million, net of selling costs of $0.2 million (note 12).

GOLDCORP   |   50

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(iii)
During the third quarter of 2008, the Company determined that the decline in the fair value of one other investment in equity securities was other than temporary. The adverse changes that took place in the economic and political environment in which the equity investee operates and the continued decline in the market price of the equity investee’s shares below the Company’s original cost provided evidence that the decline in fair value of the Company’s investment was other than temporary. Accordingly, the Company reclassified the cumulative mark-to-market loss relating to the investment that had previously been recognized in OCI to earnings and recognized an impairment loss on available-for-sale securities of $29.7 million for the year ended December 31, 2008. Subsequent to December 31, 2008, the fair value of this investment increased. At December 31, 2010, the cumulative mark-to-market gain in AOCI relating to this investment was $1.7 million (2009 - $2.4 million).

(c)	Fair value information
(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheet

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and

Level 3 — inputs for the asset or liability that are not based on observable market data.

At December 31, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the Consolidated Balance Sheet at fair value are categorized are as follows:

	Level 1	Level 2

Cash and cash equivalents	$556.2	$—
Marketable securities	39.9	—
Accounts receivable arising from sales of metal concentrates (note 19(a))	—	243.1
Investments in warrants	5.6	1.0
Investments in equity securities	924.0	—
Current derivative assets (notes 9 and 19(a))	—	8.5
Current derivative liabilities (note 19(a))	—	(55.1)
Non-current derivative liability (note 19(a))	—	(95.4)

At December 31, 2010, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheet at fair value that would be categorized as level 3 in the fair value hierarchy above.

(ii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheet

At December 31, 2010, the carrying amounts of accounts receivable not arising from sales of metal concentrates and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Convertible senior notes:

The initial recognition amount of the liability component of the notes has been accreted from June 5, 2009 to December 31, 2010 based on an annual effective interest rate of 6.33% (note 15(b)). Management estimates the market interest rate on similar borrowings without the conversion feature has decreased to approximately 3.2% per annum as at December 31, 2010. Accordingly, the fair value of the liability component of the notes has increased to $835.8 million, compared to a

GOLDCORP   |    51

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
carrying amount of $754.3 million, which includes $7.2 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2010.

Primero promissory note:

The initial recognition amount of the Primero promissory note has been accreted from August 6, 2010 to December 31, 2010 based on an annual effective interest rate of 5.5% (note 4(a)(ii)). Management estimates the market interest rate on similar borrowings has decreased to approximately 4.3% per annum as at December 31, 2010. Accordingly, the fair value of the Primero promissory note has increased to $54.7 million, compared to a carrying amount of $53.7 million, which includes $1.2 million of accrued interest receivable at December 31, 2010 (notes 8, 9 & 13).

Primero convertible note:

The initial recognition amount of the Primero convertible note has been accreted from August 6, 2010 to December 31, 2010 based on an annual effective interest rate of 5.0% (note 4(a)(iii)). Management estimates the market interest rate on similar borrowings has decreased to approximately 3.8% per annum as at December 31, 2010. Accordingly, the fair value of the Primero convertible note has increased to $60.5 million, compared to a carrying amount of $59.8 million, which includes $0.7 million of accrued interest receivable at December 31, 2010 (notes 8 & 9).

(d)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.

The Company’s maximum exposure to credit risk at December 31 is as follows:

	2010	2009

Cash and cash equivalents	$556.2	$874.6
Accounts receivable	443.8	278.8
Current derivative assets (note 19(a))	8.5	8.1
Current notes receivable (note 8)	64.1	—
Accrued interest receivable (note 9)	1.9	—
Non-current notes receivable (note 13)	47.5	—

	$1,122.0	$1,161.5

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong

GOLDCORP   |   52

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with accounts receivables at December 31, 2010 is considered to be negligible. The Company’s foreign currency, heating oil, copper, lead and zinc contracts are entered into with large international financial institutions with strong credit ratings. The coupon rates on the Primero promissory and convertible notes are reflective of the associated credit risks of the instruments. The fair values recognized on initial recognition for these instruments have been estimated using discount rates that management believes reflect their associated credit risks.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2010, the Company generated operating cash flows from continuing activities of $1,787.3 million (2009 — $1,275.1 million; 2008 — $871.1 million). At December 31, 2010, Goldcorp held cash and cash equivalents of $556.2 million (2009 — $874.6 million) and had working capital of $587.8 million (2009 — $866.5 million), which the Company defines as current assets less current liabilities.

Goldcorp entered into a $1.5 billion revolving credit facility on May 18, 2007. At December 31, 2010, the full amount of this facility was available for future draws.

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share). This amount is not included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method. At December 31, 2010, there was $253.5 million available for future draws on the $375.0 million tranche ($101.4 million — Goldcorp’s share).

GOLDCORP   |   53

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2010
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	2009

Accounts payable and accrued liabilities (a)	$556.6	$—	$—	$—	$556.6	$382.0
Current derivative liabilities (note 19(a))	51.1	—	—	—	51.1	11.4
Principal payments on convertible senior notes (note 15(b))	—	—	862.5	—	862.5	879.2
Interest payments on convertible senior notes (note 15(b))	17.3	34.5	17.2	—	69.0	88.9
Non-financial derivative contract to sell silver to Silver Wheaton (note 19(a)(iii))	39.4	78.7	27.7	—	145.8	—
Reclamation and closure cost obligations (note 17)	22.7	43.1	19.7	426.2	511.7	523.5
Capital expenditure commitments	51.0	—	—	—	51.0	172.3
Minimum rental and lease payments	2.3	3.3	3.4	1.4	10.4	11.5

	$740.4	$159.6	$930.5	$427.6	$2,258.1	$2,068.8

(a)	Excludes accrued interest on convertible senior notes and current portion of reclamation and closure cost obligations which are disclosed separately in the above table.
At December 31, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $307.7 million (2009 — $270.9 million).

In the opinion of management, the working capital at December 31, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditure for 2011 is $1.8 billion, 50% of which will be allocated to the Red Lake, Marlin and Peñasquito mines and 50% to projects. The amount allocated to projects will focus on commissioning Pueblo Viejo and developing the Cerro Negro, El Morro and Camino Rojo projects acquired during 2010. The 2011 expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share).

For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

(iii)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of foreign currencies against the US dollar can increase the costs of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in foreign currencies relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2010, the Company had $5.8 billion of future income tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, Gold Eagle in the third quarter of 2008, and

GOLDCORP   |   54

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Camino Rojo and Cerro Negro in 2010 which are denominated in foreign currencies. Future income tax assets and liabilities are considered monetary and translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in foreign currencies at December 31:

		Accounts
		receivable
		and other		Accounts		Future
	Cash and	current and	Income and	payable and		income tax
	cash	long-term	mining taxes	accrued	Current	assets
2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$69.8	$92.3	$(71.6)	$(216.0)	$—	$(1,928.0)
Mexican peso	33.9	86.9	(184.8)	(181.3)	—	(2,022.8)
Argentinean peso	1.5	33.1	(46.6)	(94.6)	—	(1,830.0)
Guatemalan quetzal	4.9	1.1	(4.8)	(29.2)	—	25.3
Chilean peso	—	0.8	(0.2)	(5.4)	—	—

	$110.1	$214.2	$(308.0)	$(526.5)	$—	$(5,755.5)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued		income tax
2009	equivalents	assets	(payable)	liabilities	Current debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

During the year ended December 31, 2010, the Company recognized a net loss of $355.4 million on foreign exchange (2009 — net loss of $363.7 million; 2008 — net gain of $1,059.3 million). Of this amount, $362.6 million resulted from the translation of future income taxes denominated in foreign currencies (2009 — loss of $318.8 million; 2008 — gain of $1,062.6 million). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above foreign currencies against the US dollar would result in a $426.0 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the years ended December 31, 2010 and 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 19(a)(i)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility (note 15(c)), its share of the Pueblo Viejo project financing finalized during the second quarter of 2010 and its cash and cash equivalents. In addition, the $50.0 million Primero promissory note and debt component of the $60.0 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned (notes 8 & 13).

GOLDCORP   |   55

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low US dollar rates. Interest incurred on the Company’s revolving credit facility during the year ended December 31, 2010 amounted to $1.5 million. A 10% change in the interest rate on the Company’s revolving credit facility would result in a nominal change in the Company’s after-tax net earnings, respectively. The average interest rate earned by the Company during the year ended December 31, 2010 on its cash and cash equivalents was 0.20% (2009 — 0.22%; 2008 — 2.68%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.1 million increase or decrease in the Company’s after-tax net earnings, respectively (2009 and 2008 — nominal). A 10% decrease or increase in the market interest rate for debt with similar terms and associated credit risks to the Primero notes receivable would increase and decrease the fair values of these notes receivable by $0.7 million, respectively.

(v)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, lead and zinc. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $322.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its base metal sales volume over the next fifteen months and subsequent sixteen to twenty seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 19(a)(i)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.5 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

20.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

At December 31	2010	2009

Shareholders’ equity	$20,194.2	$15,493.2
Current and long-term debt	747.1	735.7

	20,941.3	16,228.9
Less: cash and cash equivalents	(556.2)	(874.6)

	$20,385.1	$15,354.3

GOLDCORP   |   56

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

At December 31, 2010, the Company expects its capital resources and projected free cash flows from continuing operations to support its normal operating requirements on an ongoing basis and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2010, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

21.	COMMON SHARES, SHARE PURCHASE WARRANTS, STOCK OPTIONS, RESTRICTED AND PERFORMANCE SHARE UNITS

At December 31, 2010, the Company had unlimited authorized common shares and 798.4 million common shares outstanding (2009 — 733.6 million). Refer to the Consolidated Statements of Equity for movement in common shares.

(a)	Share purchase warrants

At December 31, 2010 and 2009, the Company had a total of 9.2 million warrants outstanding. Of the 9.2 million warrants outstanding, 8.4 million were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. The remaining 0.8 million warrants were issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 (note 4(c)), entitle holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 and expire on June 26, 2011.

There were no warrants exercised during the three years ended December 31, 2010.

(b)	Stock options, restricted share units and performance share units

Stock options:

Of the 15.7 million stock options outstanding at December 31, 2010, 15.0 million relate to options granted under the Company’s 2005 Stock Option Plan. The Company’s 2005 Stock Option Plan allows for the issuance of up to 32.5 million stock options with a maximum exercise period of five years to employees and officers.

The Company granted 6.0 million stock options during the year ended December 31, 2010 which vest over three years, are exercisable at C$40.79 to C$45.51 per option, expire in 2015 and have a total fair value of $80.7 million at the date of grant. The Company granted 5.0 million stock options during the year ended December 31, 2009, which vest over a period of three years, are exercisable at C$35.62 to C$39.36 per option, expire in 2014 and have a total fair value of $49.9 million at the date of grant. The Company granted 4.5 million stock options during the year ended December 31, 2008 which vest over a period of three years, are exercisable at C$39.77 per option, expire in 2013 and have a total fair value of $49.4 million at the date of grant.

GOLDCORP   |   57

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The fair value of the stock options granted is calculated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended December 31	2010	2009	2008

Expected life (years)	2.9	2.7	3.6
Expected volatility	50%	52%	35%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	1.9%	2.0%	2.9%
Weighted average fair value per option	$13.52	$9.97	$11.42

The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the TSX. The risk-free interest rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the years ended December 31:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At December 31, 2007	14,025	$22.12
Granted	4,520	39.77
Issued on acquisition of Gold Eagle (note 4(c))	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78

At December 31, 2008	13,271	28.85

Granted	5,003	35.73
Exercised	(3,664)	24.20
Cancelled	(541)	37.70

At December 31, 2009	14,069	32.16

Granted	5,972	44.48
Exercised	(3,524)	28.24
Cancelled	(824)	38.30

At December 31, 2010	15,693	$37.41

The following table summarizes information about the Company’s stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable

			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Price (C$/option)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$12.55	34	$12.55	1.1	34	$12.55	1.1
$16.87 - $19.23	1,165	18.63	3.9	1,165	18.63	3.9
$24.40 - $26.76	1,073	25.62	5.0	1,073	25.62	5.0
$28.84 - $31.93	816	30.97	5.5	816	30.97	5.5
$34.39 - $37.82	3,911	35.67	3.4	985	35.64	3.5
$39.36 - $40.79	3,017	39.77	2.5	1,756	39.76	2.4
$44.50 - $45.51	5,677	44.51	4.4	—

	15,693	$37.41	3.8	5,829	$30.85	3.8

GOLDCORP   |   58

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Restricted share units:

The Company has an RSU Plan which allows for up to 4.2 million RSUs to be granted to employees and directors that vest over a period of up to three years from the date of issuance. Each RSU is exercisable into one common share for no additional consideration.

The Company issued 311,500 RSUs during the year ended December 31, 2010 (2009 – 369,000; 2008 – 406,500) with a weighted average fair value of $43.30 per RSU (2009 – $30.89; 2008 – $40.10) and total fair value of $13.5 million (2009 – $11.4 million; 2008 – $16.3 million) at the date of issuance. At December 31, 2010, the Company had 0.5 million RSUs outstanding (2009 – 0.4 million).

Stock options and Restricted share units compensation expense:

Total stock options and RSUs vested during the year ended December 31, 2010 and credited to shareholders’ equity was $63.0 million (2009 – $48.1 million; 2008 – $40.4 million). Of this amount, $0.6 million (2009 – $3.0 million; 2008 – $nil) related to the development of Peñasquito and was capitalized and included in the carrying amount of the mining property (note 10(d)). The remaining $62.4 million (2009 – $45.1 million; 2008 – $40.4 million) was recorded as stock based compensation expense and included in corporate administration. Total stock based compensation expense recognized during the year ended December 31, 2008 of $41.5 million included $1.1 million for Silver Wheaton.

Performance share units compensation expense:

On July 28, 2010, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible executives as determined by the Company’s Board of Directors or the Company’s Compensation Committee as directed by the Board. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 0% to 200% of the current market value of the underlying Goldcorp shares, to be determined at the end of the performance period based on the performance of the underlying Goldcorp shares.

During August 2010, the Company issued 219,200 PSUs. Total stock-based compensation expense recorded relating to PSUs and recognized as a liability for the year ended December 31, 2010 was $0.8 million.

(c)	Employee share purchase plan

In July 2007, the Company introduced an Employee Share Purchase Plan which allows Goldcorp employees in Canada to purchase the Company’s common shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying common shares at the date of contribution, was $3.5 million during the year ended December 31, 2010 (2009 – $2.7 million; 2008 – $2.5 million).

(d)	Earnings and net earnings per share

Earnings and net earnings per share for the years ended December 31 were calculated based on the following:

(in thousands)	2010	2009	2008

Basic weighted-average number of shares outstanding	735,337	731,306	711,862
Effect of dilutive securities:
Stock options	2,264	2,747	3,164
Restricted share units	478	406	370
Share purchase warrants	157	105	38

Diluted weighted-average number of shares outstanding	738,236	734,564	715,434

GOLDCORP   |   59

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The following lists the securities excluded from the computation of diluted earnings and net earnings per share for the years ended December 31 because the underlying exercise prices exceeded the average market price of the underlying common shares of C$43.13 (2009 – C$39.97; 2008 – C$36.46):

(in thousands)	2010	2009	2008

Stock options	5,677	—	4,351
Share purchase warrants	8,439	8,439	8,439

The effect of outstanding convertible senior notes issued on June 5, 2009 (note 15(b)) was anti-dilutive for the years ended December 31, 2010 and 2009 and therefore excluded from the computation of diluted earnings and net earnings per share. In the event that the notes were dilutive, the computation of diluted earnings and net earnings per share would have included the following:

	2010	2009

Effect of convertible senior notes on diluted earnings from continuing operations and net earnings:
Interest expense for the year, net of tax	$39.8	$22.3
Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	17,975	10,342

22.	NON-CONTROLLING INTERESTS

	El Morro	Terrane	Total

At December 31, 2008	$—	$51.2	$51.2
Impact of change in ownership interest	—	1.9	1.9
Share of net loss (note 6)	—	(2.0)	(2.0)

At December 31, 2009	—	51.1	51.1
Acquisition of El Morro project (note 5(b))	213.1	—	213.1
Impact of change in ownership interest
Prior to disposition of remaining interest in Terrane (a)	—	53.1	53.1
Disposition of remaining interest in Terrane (b)	—	(95.9)	(95.9)

	—	(42.8)	(42.8)

Share of net earnings (loss) (note 6)	0.1	(8.3)	(8.2)

At December 31, 2010	$213.2	$—	$213.2

(a)
The non-controlling interests balance at December 31, 2008 represents the minority shareholders’ interest in Terrane. At December 31, 2008, the Company had a 66% controlling interest in Terrane. Common shares issued during 2009 resulting from exercises of stock options outstanding during the year reduced the Company’s interest to 65%.

On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease to Goldcorp’s interest in Terrane and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received. Issuances of common shares resulting from exercises of stock options

GOLDCORP   |   60

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

outstanding during the period from January 1, 2010 to October 20, 2010 also gave rise to an increase in non-controlling interests of $3.1 million and a direct decrease of $1.4 million to retained earnings.

(b)	On October 20, 2010, the Company disposed of its remaining 58.1% interest in Terrane and derecognized the carrying amount of non-controlling interests on the date of disposition (note 6).
23.	ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31	2010	2009

Unrealized foreign exchange translation adjustment	$101.9	$101.9
Unrealized gains on available-for-sale securities, net of tax of $60.8 million (2009 - $17.3 million) (note 19(b))	460.0	136.9

	$561.9	$238.8

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into US dollars until this date using the current rate method. Under this method, all assets and liabilities were translated into US dollars at the exchange rate prevailing at the balance sheet date, all revenue and expense items were translated at the average rate of exchange for the period and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of AOCI. The FETA balance at December 31, 2010 represents the cumulative translation adjustment to April 1, 2005 and will remain in AOCI until the related foreign operations are disposed of.

GOLDCORP   |   61

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
24.	INTERESTS IN JOINT VENTURES

The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenues and expenses of the joint ventures. At December 31, 2010 and 2009, the Company had two significant interests in joint ventures, Marigold and Alumbrera.

The following condensed statements of earnings and cash flows for the years ended December 31 and balance sheets at December 31 detail the amounts relating to Goldcorp’s interests in Marigold and Alumbrera that have been proportionately consolidated:

Years ended December 31	2010	2009	2008

Proportionate Statements of Joint Venture Earnings
Revenues	$707.9	$594.5	$572.1
Operating expenses	(370.8)	(325.9)	(336.9)
Depreciation and depletion	(84.8)	(84.9)	(85.7)
Exploration expense	(3.3)	(2.7)	(2.1)
Other income (expenses)	(8.2)	(7.6)	8.0
Income and mining taxes	(59.7)	(47.9)	(40.5)

Net earnings	$181.1	$125.5	$114.9

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$224.1	$210.6	$121.9
Investing activities	(33.2)	(41.9)	(35.7)
Financing activities (a)	(198.0)	(150.0)	(97.5)

Increase (decrease) in cash and cash equivalents	$(7.1)	$18.7	$(11.3)

At December 31	2010	2009

Proportionate Joint Venture Balance Sheets
Current assets	$302.7	$267.3
Mining interests	672.7	730.7
Other non-current assets	61.7	64.3

	$1,037.1	$1,062.3

Current liabilities	$121.6	$115.1
Non-current liabilities	60.7	60.7
Future income and mining taxes	150.7	147.9
Reclamation and closure cost obligations	33.1	38.6
Goldcorp’s investment carrying value	671.0	700.0

	$1,037.1	$1,062.3

(a)
Included in financing activities are dividends paid by Alumbrera to the Company in the amount of $180.0 million for the year ended December 31, 2010 which have been eliminated upon consolidation (2009 — $154.2 million; 2008 — $101.0 million).

(b)	Included in total capital commitments at December 31, 2010 (note 19(d)(ii)) are $0.8 million (2009 — $0.9 million) relating to Alumbrera.
GOLDCORP   |   62

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
25.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	Note	2010	2009	2008

Change in non-cash operating working capital
Accounts receivable		$(158.3)	$(53.3)	$(52.8)
Income and mining taxes receivable		1.5	(33.2)	0.2
Inventories and stockpiled ore		(56.5)	(80.3)	(36.5)
Accounts payable and accrued liabilities		135.9	117.3	15.5
Income and mining taxes payable		148.0	141.3	10.3
Other		(1.7)	(1.0)	(3.9)

		$68.9	$90.8	$(67.2)

Acquisitions, net of cash and cash equivalents acquired
Cerro Negro	5(a)	$(520.4)	$—	$—
El Morro	5(b)	(511.3)	—	—
Camino Rojo	5(c)	(285.8)	—	—
Gold Eagle	4(c)	—	—	(553.0)

		$(1,317.5)	$—	$(553.0)

Proceeds on disposition of mining interests, net
San Dimas	4(a)	$209.7	$—	$—
Escobal	4(b)	215.2	—	—
Exploration project in Mexico	4(e)	1.4	—	—
Land relating to Wharf	4(e)	3.0	—	—
El Limón	4(e)	47.4	—	—
Certain mining properties	4(e)	—	14.0	—

		$476.7	$14.0	$—

Non-cash investing and financing activities
Common shares issued on acquisition of Andean	5(a)	$2,785.3	$—	$—
Thompson Creek common shares received on disposition of Terrane	6	153.7	—	—
Fair value of Terrane share purchase warrants retained and included in proceeds on disposition of Terrane	6	0.9	—	—
Primero common shares received on disposition of San Dimas	4(a)(i)	159.2	—	—
Primero promissory note received on disposition of San Dimas	4(a)(ii)	52.6	—	—
Primero convertible note received on disposition of San Dimas	4(a)(iii)	59.7	—	—
Working capital adjustment received on sale of San Dimas inventory to Primero	4(a)	4.0	—	—
Tahoe common shares received on disposition of Escobal	4(b)	270.9	—	—
Common shares received on disposition of certain Mexican exploration project	4(e)	0.6	—	—
Promissory note received on disposition of certain land relating to Wharf	4(e)	2.6	—	—
Common shares received on disposition of certain mining interests	4(e)	—	6.1	—
Equity securities received on conversion of warrants held		—	13.2	7.5
Addition to mining interests under capital lease		—	8.5	—
Shares, options and warrants issued on acquisition of Gold Eagle	4(c)		—	550.6
Disposition of original Gold Eagle shares owned prior to the acquisition of Gold Eagle	4(c)	—	—	26.7
Assumption of reclamation and closure cost obligations by purchaser on disposition of mining interests	4(e)	—	—	2.6

Operating activities included the following cash payments:
Interest paid		$23.8	$4.6	$8.1
Income and mining taxes received		3.3	40.6	23.5
Income and mining taxes paid		212.3	105.3	156.4

Cash and cash equivalents at December 31 is comprised of:
Cash		$290.8	$136.1
Short-term money market investments		265.4	738.5

		$556.2	$874.6

GOLDCORP   |   63

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
26.	SEGMENTED INFORMATION

Significant information relating to the Company’s mining properties considered as reportable operating segments is summarized in the tables below.

				Expenditures
				on mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)(i)	Total assets

	Year ended December 31, 2010				At December 31, 2010

Red Lake (a)	$866.2	$111.9	$527.7	$204.1	$3,308.2
Porcupine	328.8	86.8	76.3	87.9	478.0
Musselwhite	318.9	37.1	111.3	79.4	454.2
Éléonore	—	—	—	118.2	1,035.7
Peñasquito (b)	357.1	63.1	109.5	203.3	11,293.9
Los Filos	379.4	50.8	188.3	50.0	1,074.7
El Sauzal	188.6	66.3	72.1	7.8	227.2
Mexican exploration projects	—	—	—	—	85.6
Marlin	500.6	102.1	268.6	76.8	891.9
Cerro Blanco (c)	—	—	—	28.5	88.4
Alumbrera	596.3	67.0	220.5	16.1	761.4
Cerro Negro (d)	—	—	—	0.1	5,084.6
Marigold	111.7	17.8	29.0	19.5	275.1
Wharf	91.2	7.3	34.6	5.1	38.4
El Morro (e)	—	—	—	17.2	1,172.9
Primero (f)	—	—	—	—	155.7
Tahoe (g)	—	—	—	—	409.9
Pueblo Viejo	—	—	—	312.3	707.4
Other (h)	61.0	12.8	(168.4)	21.5	1,265.9

Total	$3,799.8	$623.0	$1,469.5	$1,247.8	$28,809.1

					At December 31,
	Year ended December 31, 2009				2009

Red Lake (a)	$624.8	$101.1	$329.2	$109.8	$3,209.4
Porcupine	310.2	69.9	88.7	37.6	468.3
Musselwhite	225.5	30.4	52.1	78.9	411.9
Éléonore	—	—	—	66.6	904.4
Peñasquito	—	—	—	521.8	10,517.9
Los Filos	236.2	45.7	72.9	72.8	936.2
El Sauzal	198.7	88.5	66.1	6.3	268.8
Mexican exploration projects	—	—	—	—	167.3
Marlin	331.8	79.5	136.9	41.3	884.8
Cerro Blanco	—	—	—	12.1	62.2
Alumbrera	495.5	70.1	158.9	12.6	780.6
Marigold	99.0	14.8	22.0	29.3	281.8
Wharf	70.9	7.6	12.2	1.6	68.4
Pueblo Viejo	—	—	—	329.4	587.1
Other (h)	131.0	18.6	(117.8)	29.8	1,399.6

Total	$2,723.6	$526.2	$821.2	$1,349.9	$20,948.7

GOLDCORP   |   64

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

				Expenditures
				on mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)(i)

	Year ended December 31, 2008

Red Lake (a)	$535.8	$95.4	$231.5	$99.6
Porcupine	255.6	63.9	(34.2)	46.2
Musselwhite	184.6	25.8	21.2	31.2
Éléonore	—	—	(2.3)	99.0
Peñasquito	—	—	—	751.9
Los Filos	189.2	42.2	58.3	49.5
El Sauzal	239.3	100.4	96.1	8.4
Marlin	258.1	61.6	100.0	35.3
Cerro Blanco	—	—	—	10.5
Alumbrera	490.7	75.3	135.3	22.6
Marigold	81.4	10.4	12.1	14.6
Wharf	57.2	3.6	19.7	10.3
Pueblo Viejo	—	—	—	120.4
Other (h)	127.7	20.5	(125.2)	60.6

Total	$2,419.6	$499.1	$512.5	$1,360.1

(a)	Total assets include the assets of Gold Eagle acquired on September 25, 2008 (note 4(c)).

(b)
Upon completion of commissioning of Peñasquito on September 1, 2010, depreciation and depletion of depletable mining properties commenced and proceeds from sales of metals and costs incurred during production were included in earnings (note 10(d)). Total assets include the Camino Rojo project acquired on February 4, 2010 (note 5(c)).

(c)	Includes the results of Escobal to June 8, 2010, the date of disposition (note 4(b)).

(d)	The Company acquired a 100% interest in the Cerro Negro project on December 29, 2010 (notes 5(a) & 10(h)).

(e)
The Company acquired a 70% interest in the El Morro project on February 16, 2010. Total assets at December 31, 2010 include 100% of the El Morro project, which is offset by non-controlling interest (notes 5(b) & 10(j)).

(f)	As partial consideration for the disposition of San Dimas on August 6, 2010, the Company received a 36% interest in Primero (notes 4(a) & 10(e)).

(g)	As partial consideration for the disposition of Escobal on June 8, 2010, the Company received a 41.2% interest in Tahoe (notes 4(b) & 10(g)).

(h)
Includes corporate activities, the results of San Martin, which commenced reclamation activities in October 2007, the results of Silver Wheaton which was disposed of on February 14, 2008 (note 4(d)), the results of El Limón which was disposed of on February 24, 2010 (note 4(e)), the results of San Dimas which was disposed of on August 6, 2010 (note 4(a)) and the assets of Terrane which was disposed of on October 20, 2010 and has been presented as a discontinued operation (note 6). Loss from corporate activities included in earnings from operations during the year ended December 31, 2010 amounted to $195.3 million (2009 – $154.3 million; 2008 – $157.4 million). Total corporate assets at December 31, 2010 was $1,266.0 million (2009 – $1,000.5 million).

(i)
Segmented expenditures on mining interests including deposits are presented on an accrual basis. Expenditures on mining interests and deposits on mining interests in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2010, cash expenditures were $1,228.3 million (2009 – $1,348.5 million; 2008 – $1,354.5 million) and the increase in accrued expenditures was $19.5 million (2009 – $1.4 million).

GOLDCORP   |   65

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
27.	CONTINGENCIES
(a)
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2.0 million and the 9th Criminal Court has rejected the claim.

In September, 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (Mimarena) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim.

(b)
On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to suspend mining activity at Marlin. The IACHR acted in response to a petition alleging that operations at Marlin were causing environmental and public health concerns. On July 21, 2010, in compliance with the IACHR’s precautionary measures, the Procuraduria General de la Nation (“PDN”), the Guatemalan Attorney General’s Office, directed the Ministry of Energy and Mines (the “Ministry”) to initiate the applicable administrative process under the laws of Guatemala to determine if suspension of Marlin operations is warranted as alleged. Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, filed its response with the Ministry on August 31, 2010. The response demonstrated that there is no basis under Guatemalan law to suspend operations at Marlin and included extensive documentation in support of that position. The Ministry requested and received submissions from the individual claiming to represent the petitioners and other governmental agencies. The Ministry initially indicated that the administrative process would be completed in approximately 120 days. The process has been extended in order to afford representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa to present information directly to the government. Once the Ministry completes its administrative process, the Ministry will issue a report to the PDN.

On October 25, 2010, at the request of the IACHR, the Government of Guatemala and the petitioners provided a status report to the IACHR. Goldcorp’s and Montana’s petition to be heard at that audience was not granted by the IACHR. Instead, the IACHR arranged an informal meeting following the formal audience. During that meeting, Goldcorp and Montana presented information regarding Marlin and the adverse effect that a suspension of Marlin operations would have on its employees, suppliers, and the communities. In addition, the companies advised all parties of their interests and willingness to participate in a process to achieve an amicable solution to the petition as provided by Article 40 of the IACHR’s Rules of Procedure.

The Guatemalan government’s responses to the IACHR expressly confirm that studies conducted by the Ministry, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. The Government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by Marlin. Goldcorp’s management believes the IACHR’s action is based on environmental

GOLDCORP   |   66

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.

In December 2010, Vice President Rafael Espada initiated a “mesa de diálogo” comprised of the Vice President; the Ministers of Energy and Mines, Environment and Natural Resources, Health and Social Welfare, Infrastructure, and Education; the President of the Presidential Commission on Human Rights; the Mayors and other community representatives of San Miguel Ixtahuacán and Sipacapa; and representatives of Montana. The Office of the Organization of American States in Guatemala will attend the sessions of the mesa de diálogo as an “observer.” The purpose of the mesa de diálogo, as established by the Vice President, is to ensure that “the mining industry develops in a framework of respect for the communities and the environment in benefit to the country.” The mesa de diálogo has met twice and agreed, among other items, to meet at least monthly, to meet in the communities as well as the capital, and to adopt a two-tiered agenda to address short-term issues such as the petition pending before the IACHR as well as longer-term issues related to the development of the municipalities of San Miguel Ixtahuacán and Sipacapa. Goldcorp and Montana consider the Vice President’s initiative and the participation of the two municipalities to be significant positive steps toward a constructive resolution of the issues raised in the petition pending before the IACHR as well as other issues of importance to the municipalities.

(c)
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Company’s consolidated financial position or results of operations which require additional disclosure of in these consolidated financial statements.

28.	SUBSEQUENT EVENT

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation (“Osisko”) to a syndicate of underwriters at a price of C$13.75 per common share held, for estimated gross proceeds of C$530.0 million ($535.0 million). At December 31, 2010, the carrying amount of the 38.6 million Osisko common shares held by the Company and classified as available-for-sale and measured at fair value was $563.6 million with cumulative mark-to-market gains previously recognized in OCI in the amount of $364.9 million.

GOLDCORP   |   67

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
29.	RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (“US GAAP”)

A reconciliation of the Company’s Consolidated Statements of Earnings and Comprehensive Income determined in accordance with Canadian GAAP to that determined in accordance with US GAAP for the years ended December 31 is as follows:

		Adjustment for
		equity interest in
	Canadian	incorporated joint	Other US GAAP		US
Year ended December 31, 2010	GAAP	venture (a)	adjustments		GAAP

Revenues	$3,799.8	$(596.3)	$261.1	(b)(h)	$3,464.6

Operating expenses	(1,478.4)	308.8	(379.4)	(b)(c)	(1,549.0)
Depreciation and depletion	(623.0)	67.0	(141.1)	(b)(h)	(697.1)
Corporate administration	(177.1)	—	—		(177.1)
Exploration	(51.8)	—	(115.5)	(d)	(167.3)

Earnings from operations	1,469.5	(220.5)	(374.9)		874.1
Other income (expenses)
Interest and other income (expenses)	(46.3)	5.2	8.8	(b)	(32.3)
Interest expense and finance fees	(52.3)	—	35.2	(e)(g)	(17.1)
Losses on non-hedge derivatives, net	(61.8)	—	—		(61.8)
Gains on securities, net	0.5	—	—		0.5
Gains on dispositions of mining interests	780.5	—	—		780.5
Losses on foreign exchange, net	(355.4)	1.1	11.0		(343.3)
Mark-to-market gains on C$ share purchase warrants		—	29.8	(f)	29.8

Earnings from continuing operations before taxes and share of earnings (losses) of equity investees	1,734.7	(214.2)	(290.1)		1,230.4
Income and mining taxes	(346.0)	60.7	99.9	(b)(c)(d)(e)(g)	(185.4)
Share of earnings (losses) of equity investees	(8.1)	153.5	(5.1)	(c)	140.3

Earnings from continuing operations	1,380.6	—	(195.3)		1,185.3
Earnings from discontinued operation, net of tax	185.5	—	21.7	(d)	207.2

Net earnings	$1,566.1	$—	$(173.6)		$1,392.5
Other comprehensive income (losses), net of tax
Unrealized gains on available-for-sale securities	321.0	—	—		321.0
Reclassification adjustment for losses included in net earnings	2.1	—	—		2.1
Change in funded status of defined benefit pension plans		—	(1.3)		(1.3)

Comprehensive income	$1,889.2	$—	$(174.9)		$1,714.3

Net earnings (losses) attributable to:
Shareholders of Goldcorp Inc.	$1,574.3	$—	$(173.6)		$1,400.7
Non-controlling interests	(8.2)	—	—		(8.2)

	$1,566.1	$—	$(173.6)		$1,392.5

Comprehensive income (losses) attributable to:
Shareholders of Goldcorp Inc.	$1,897.4	$—	$(174.9)		$1,722.5
Non-controlling interests	(8.2)	—	—		(8.2)

	$1,889.2	$—	$(174.9)		$1,714.3

Net earnings per share
Basic	$2.14				$1.90
Diluted	2.13				1.90
GOLDCORP     |     68

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

		Adjustment for
		equity interest in
	Canadian	incorporated joint	Other US GAAP		US
Year ended December 31, 2009	GAAP	venture (a)	adjustments		GAAP

Revenues	$2,723.6	$(495.5)	$150.7	(b)(h)	$2,378.8

Operating expenses	(1,187.3)	266.5	(212.0)	(b)(c)	(1,132.8)
Depreciation and depletion	(526.2)	70.1	(156.6)	(b)(h)	(612.7)
Corporate administration	(133.1)	—	(0.6)	(k(ii))	(133.7)
Exploration	(31.8)	—	(45.0)	(d)	(76.8)
Write-down of mining interests	(24.0)	—	—		(24.0)

Earnings from operations	821.2	(158.9)	(263.5)		398.8
Other income (expenses)
Interest and other income (expenses)	(19.2)	15.6	(0.2)		(3.8)
Interest expense and finance fees	(59.0)	—	16.6	(e)	(42.4)
Gains on non-hedge derivatives, net	3.6	—	—		3.6
Gains on securities, net	50.2	—	—		50.2
Gain on disposition of mining interests	20.1	—	—		20.1
Losses on foreign exchange, net	(363.7)	(8.9)	10.2		(362.4)
Mark-to-market gains on C$ share purchase warrants		—	21.7	(f)	21.7

Earnings from continuing operations before taxes and share of earnings of equity investee	453.2	(152.2)	(215.2)		85.8
Income and mining taxes	(209.1)	48.6	78.0	(b)(c)(d)(e)(l(i))	(82.5)
Share of earnings of equity investee	—	103.6	(3.2)	(c)	100.4

Earnings from continuing operations	244.1	—	(140.4)		103.7
Loss from discontinued operation, net of tax	(5.9)	—	1.6	(d)	(4.3)

Net earnings	$238.2	$—	$(138.8)		$99.4
Other comprehensive income (losses), net of tax
Unrealized gains on available-for-sale securities	184.9	—	—		184.9
Reclassification adjustment for gains included in net earnings	(43.0)	—	—		(43.0)
Change in funded status of defined benefit pension plans		—	1.3		1.3

Comprehensive income	$380.1	$—	$(137.5)		$242.6

Net earnings (losses) attributable to:
Shareholders of Goldcorp Inc.	$240.2	$—	$(138.8)		$101.4
Non-controlling interests	(2.0)	—	—		(2.0)

	$238.2	$—	$(138.8)		$99.4

Comprehensive income (losses) attributable to:
Shareholders of Goldcorp Inc.	$382.1	$—	$(137.5)		$244.6
Non-controlling interests	(2.0)	—	—		(2.0)

	$380.1	$—	$(137.5)		$242.6

Net earnings per share
Basic	$0.33				$0.14
Diluted	0.33				0.14
GOLDCORP     |     69

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted

		Adjustment for
		equity interest in
	Canadian	incorporated joint	Other US GAAP		US
Year ended December 31, 2008	GAAP	venture (a)	adjustments		GAAP

Revenues	$2,419.6	$(490.7)	$41.8	(b)(h)	$1,970.7
Operating expenses	(1,164.2)	280.1	(84.9)	(b)(c)	(969.0)
Depreciation and depletion	(499.1)	75.3	(36.5)	(b)(h)	(460.3)
Corporate administration	(131.0)	—	(12.7)	(k(ii))	(143.7)
Exploration	(65.7)	—	(93.1)	(d)	(158.8)
Write-down of mining interests	(47.1)	—	—		(47.1)

Earnings from operations	512.5	(135.3)	(185.4)		191.8
Other income (expenses)
Interest and other income	28.2	4.4	—		32.6
Interest expense and finance fees	(7.2)	—	—		(7.2)
Losses on non-hedge derivatives, net	(2.6)	—	—		(2.6)
Losses on securities, net	(105.9)	—	0.9		(105.0)
Gain on disposition of mining interests	2.6	—	—		2.6
Gain on disposition of Silver Wheaton shares	292.5	—	101.8	(h)	394.3
Dilution gains, net	1.7	—	—		1.7
Gains on foreign exchange, net	1,059.3	(11.9)	(7.3)		1,040.1
Mark-to-market losses on C$ share purchase warrants		—	(75.2)	(f)	(75.2)

Earnings from continuing operations before taxes and share of earnings of equity investees	1,781.1	(142.8)	(165.2)		1,473.1
Income and mining taxes	(303.9)	40.6	50.3	(b)(c)(d)	(213.0)
Share of earnings of equity investees	3.9	102.2	(103.3)	(c)(d)	2.8

Earnings from continuing operations	1,481.1	—	(218.2)		1,262.9
Earnings (loss) from discontinued operation, net of tax	2.2	—	(14.0)	(d)	(11.8)

Net earnings	$1,483.3	$—	$(232.2)		$1,251.1
Other comprehensive income (losses), net of tax
Unrealized losses on available-for-sale securities	(124.0)	—	—		(124.0)
Reclassification adjustment for losses included in net earnings	111.0	—	—		111.0
Adjustment arising from acquisition of Gold Eagle	(29.2)	—	—		(29.2)
Adjustment arising from disposition of Silver Wheaton shares	(17.7)	—	—		(17.7)
Change in funded status of defined benefit pension plans		—	3.0		3.0

Comprehensive income	$1,423.4	$—	$(229.2)		$1,194.2

Net earnings (losses) attributable to:
Shareholders of Goldcorp Inc.	$1,475.6	$—	$(193.2)		$1,282.4
Non-controlling interests	7.7	—	(39.0)		(31.3)

	$1,483.3	$—	$(232.2)		$1,251.1

Comprehensive income (losses) attributable to:
Shareholders of Goldcorp Inc.	$1,414.4	$—	$(190.2)		$1,224.2
Non-controlling interests	9.0	—	(39.0)		(30.0)

	$1,423.4	$—	$(229.2)		$1,194.2

Net earnings per share
Basic	$2.07				$1.80
Diluted	2.06				1.79
GOLDCORP   |   70

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of the Company’s Consolidated Balance Sheet at December 31 determined in accordance with Canadian GAAP to that determined in accordance with US GAAP is as follows:

		Adjustment for
		equity interest
	Canadian	in incorporated	Other		US
At December 31, 2010	GAAP	joint venture (a)	adjustments		GAAP

Current assets	$1,621.8	$(240.1)	$(0.1)	(b)(c)	$1,381.6
Mining interests	25,316.3	(459.6)	(235.1)	(b)(c)(d)(g)(h)	24,621.6
Goodwill	761.8	—	—		761.8
Equity interest in incorporated joint venture	—	458.9	(39.7)	(c)	419.2
Other non-current assets	1,109.2	(61.7)	21.9	(e)(q(ii))	1,069.4

	$28,809.1	$(302.5)	$(253.0)		$28,253.6

Current liabilities	$1,034.0	$(170.9)	$—		$863.1
Future income and mining taxes	6,082.0	(110.5)	(248.6)	(b)(c)(d)(e)(f)(g)	5,722.9
Non-current derivative liabilities	95.4	—	42.1	(f)	137.5
Long-term debt	747.1	—	—		747.1
Other non-current liabilities	443.2	(21.1)	873.7	(h)	1,295.8

	8,401.7	(302.5)	667.2		8,766.4
Equity
Shareholders’ equity	20,194.2	—	(920.2)		19,274.0
Non-controlling interests	213.2	—	—		213.2

	20,407.4	—	(920.2)		19,487.2

	$28,809.1	$(302.5)	$(253.0)		$28,253.6

		Adjustment for
		equity interest
	Canadian	in incorporated	Other		US
At December 31, 2009	GAAP	joint venture (a)	adjustments		GAAP

Current assets	$1,601.5	$(204.5)	$40.4	(b)(c)	$1,437.4
Mining interests	18,001.3	(511.8)	558.9	(b)(c)(d)(h)	18,048.4
Goodwill	761.8	—	—		761.8
Equity interest in incorporated joint venture	—	485.4	(34.6)	(c)	450.8
Other non-current assets	584.1	(64.3)	25.3	(e)(l(i))	545.1

	$20,948.7	$(295.2)	$590.0		$21,243.5

Current liabilities	$735.0	$(166.0)	$—		$569.0
Long-term debt	719.0	—	—		719.0
Future income and mining taxes	3,575.2	(106.7)	(145.2)	(b)(c)(d)(e)(f)(i)	3,323.3
Non-current derivative liabilities	—	—	88.7	(f)(k(ii))	88.7
Other non-current liabilities	375.2	(22.5)	1,408.4	(h)	1,761.1

	5,404.4	(295.2)	1,351.9		6,461.1
Equity
Shareholders’ equity	15,493.2	—	(761.9)		14,731.3
Non-controlling interests	51.1	—	—		51.1

	15,544.3	—	(761.9)		14,782.4

	$20,948.7	$(295.2)	$590.0		$21,243.5

GOLDCORP   |   71

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of the Company’s Statements of Equity determined in accordance with Canadian GAAP to that determined in accordance with US GAAP for the years ended December 31 is as follows:

	2010	2009	2008

Shareholders’ equity
In accordance with Canadian GAAP	$20,194.2	$15,493.2	$14,959.1
US GAAP adjustments detailed below	(920.2)	(761.9)	(638.2)

In accordance with US GAAP	$19,274.0	$14,731.3	$14,320.9

Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes
In accordance with Canadian GAAP	$15,853.0	$12,908.9	$12,625.2
Reclassification and measurement of C$ share purchase warrants at fair value (f)	711.6	711.6	711.6
Renunciation of tax deductions on flow-through shares	1.3	1.3	1.3
Changes to contributed surplus	14.3	14.3	14.3
Revaluation of stock based compensation (k(ii))	—	29.4	14.0

In accordance with US GAAP	$16,580.2	$13,665.5	$13,366.4

Retained earnings
In accordance with Canadian GAAP	$3,779.3	$2,345.5	$2,237.0
Peñasquito revenues and expenses recognized in earnings (b)	(391.4)	(212.6)	(56.3)
Expensing of deferred stripping costs (c)	(41.6)	(36.3)	(32.5)
Expensing of exploration and development costs (d)	(335.8)	(274.6)	(242.8)
Reversal of convertible senior debt transaction costs expensed (e)	9.5	11.9	—
Mark-to-market loss on C$ share purchase warrants (f)	(1,028.7)	(1,058.5)	(1,080.2)
Capitalization of interest costs relating to qualifying capital expenditures (g)	33.4	—	—
Adjustment relating to disposition of Silver Wheaton shares (h)	101.8	101.8	101.8
Revaluation of stock based compensation (k(ii))	—	(46.2)	(45.6)
Realization of previously unrecognized future income tax assets relating to prior business combinations (l(i))	8.7	8.7	—
Issuance and renunciation of tax deductions on flow-through shares	(1.3)	(1.3)	(2.4)
Changes to contributed surplus	(14.3)	(14.3)	(14.3)
Reversal of realization of cumulative translation adjustment	(3.4)	(3.4)	(3.4)
Foreign exchange impact of US GAAP adjustments	13.1	2.4	(8.9)

In accordance with US GAAP	$2,129.3	$823.1	$852.4

Accumulated other comprehensive income
In accordance with Canadian GAAP	$561.9	$238.8	$96.9
Change in funded status of defined benefit pension plans	(0.8)	0.5	1.8
Reversal of realization of cumulative translation adjustment	3.4	3.4	3.4

In accordance with US GAAP	$564.5	$242.7	$102.1

Non-controlling interests
In accordance with Canadian GAAP and US GAAP	$213.2	$51.1	$51.2

GOLDCORP   |   72

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
A reconciliation of the Company’s Consolidated Cash Flows determined in accordance with Canadian GAAP to that determined in accordance with US GAAP for the years ended December 31 is as follows:

	2010	2009	2008

Operating Activities:
Cash provided by continuing operations
In accordance with Canadian GAAP	$1,787.3	$1,275.1	$871.1
Adjustment for equity interest in incorporated joint venture (a)	(22.0)	(28.1)	(16.6)
Peñasquito revenues and expenses recognized in earnings (b)	(427.8)	(207.3)	(64.1)
Deferred stripping costs expensed (c)	(5.3)	(0.6)	(1.1)
Exploration and development costs expensed (d)	(115.5)	(45.0)	(221.5)
Interest costs capitalized (g)	38.6	—	—
Income taxes paid on disposition of San Dimas Assets	(57.9)	—	—
Income taxes paid on disposition of Silver Wheaton shares	(148.7)	—	—

In accordance with US GAAP	1,048.7	994.1	567.8

Cash used in discontinued operation
In accordance with Canadian GAAP	(15.3)	(4.9)	(5.1)
Exploration and development costs expensed (d)	1.1	0.3	(12.1)

In accordance with US GAAP	(14.2)	(4.6)	(17.2)

Investing activities:
Cash used in continuing operations
In accordance with Canadian GAAP	(2,248.8)	(1,450.8)	(424.2)
Adjustment for equity interest in incorporated joint venture (a)	13.7	15.8	29.6
Peñasquito revenues and expenses recognized in earnings (b)	427.8	207.3	64.1
Deferred stripping costs expensed (c)	5.3	0.6	1.1
Exploration and development costs expensed (d)	115.5	45.0	221.5
Interest costs capitalized (g)	(38.6)	—	—
Income taxes paid on disposition of San Dimas Assets	57.9	—	—
Income taxes paid on disposition of Silver Wheaton shares	148.7	—	—

In accordance with US GAAP	(1,518.5)	(1,182.1)	(107.9)

Cash provided by (used in) discontinued operation
In accordance with Canadian GAAP	170.0	(7.9)	(17.5)
Exploration and development costs expensed (d)	(1.1)	(0.3)	12.1

In accordance with US GAAP	168.9	(8.2)	(5.4)

Financing activities:
Cash provided by (used in) continuing operations
In accordance with Canadian GAAP and US GAAP	(58.6)	788.1	(669.0)

Cash provided by discontinued operation
In accordance with Canadian GAAP and US GAAP	49.5	11.1	9.1

Effect of exchange rate changes on cash and cash equivalents	(2.5)	1.6	(12.9)

Increase (decrease) in cash and cash equivalents in accordance with US GAAP	(326.7)	600.0	(235.5)
Cash and cash equivalents, beginning of year in accordance with US GAAP	830.5	230.5	466.0

Cash and cash equivalents, end of year in accordance with US GAAP	$503.8	$830.5	$230.5

GOLDCORP   |   73

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Significant differences between Canadian GAAP and US GAAP that impact the Company’s consolidated financial statements are as follows:
(a)	Equity interest in incorporated joint venture

In accordance with Canadian GAAP, the Company proportionately consolidates its interest in Alumbrera, an incorporated joint venture. In accordance with US GAAP, the Company is required to account for its interest using the equity method and present its proportionate share of net earnings of Alumbrera separately. For the year ended December 31, 2010, the net effect of accounting for Alumbrera using the equity method was to increase Goldcorp’s share of earnings of equity investees by $153.5 million (2009 – $103.6 million; 2008 – $102.2 million) with no impact to net earnings.

(b)	Peñasquito revenues and expenses recognized in earnings

In accordance with Canadian GAAP, revenues and expenses relating to the Company’s mining operations are recognized in the statement of earnings when operating levels intended by management are achieved. The Company uses specific criteria to determine the point at which operating levels intended by management are achieved (note 2(i)). In accordance with US GAAP, revenues and expenses relating to the Company’s mining operations are recognized in the statement of earnings when saleable minerals are extracted (produced) from an ore body, regardless of the level of production, except for removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the three years ended December 31, 2010, this Canadian GAAP/US GAAP difference impacted the Peñasquito mine. Initial production commenced on February 1, 2008. However, the mine did not reach operating levels intended by management until September 1, 2010. For the year ended December 31, 2010, the net effect of recognizing revenues and expenses in accordance with US GAAP was to increase revenues, operating expenses and depreciation and depletion by $245.0 million, $379.0 million and $125.0 million, respectively (2009 – $122.4 million, $211.2 million and $128.3 million, respectively; 2008 – $27.2 million, $83.4 million and $21.9 million, respectively), increase other income by $8.6 million, decrease future income tax expense by $71.6 million (2009 – $60.8 million; 2008 – $21.8 million) and decrease net earnings by $178.8 million (2009 – $156.3 million; 2008 – $56.3 million). The impact to the Consolidated Balance Sheet in accordance with US GAAP at December 31, 2010 was to increase inventories by $1.7 million (2009 – $37.8 million), decrease mining interests by $547.2 million (2009 – $333.0 million), decrease future income and mining taxes by $154.1 million (2009 – $82.6 million) and decrease opening retained earnings by $212.6 million (2009 – $56.3 million).

(c)	Deferred stripping costs

In accordance with Canadian GAAP, the Company capitalizes stripping costs incurred during the production phase of a mine when such costs are considered by management to provide future economic benefit through access to sources of reserves that will be produced in future periods. In accordance with US GAAP, stripping costs incurred during the production phase of a mine are included in operating expenses in the period that metals are produced and sold. For the years ended December 31, 2010 and 2009, this Canadian GAAP/US GAAP difference impacted the Peñasquito, Alumbrera, Los Filos and Wharf mines (2008 – Peñasquito, Alumbrera and Los Filos mines). For the year ended December 31, 2010, the net effect of expensing stripping costs in accordance with US GAAP, excluding the net effect relating to the Peñasquito mine which is reflected in the US GAAP adjustments under note 29(b), was to decrease net earnings by $5.3 million (2009 – $3.8 million; 2008 – $8.1 million), net of future income tax recovery of $0.2 million (2009 – $0.2 million; 2008 – $0.4 million). Of the $5.3 million decrease to net earnings during the year ended December 31, 2010, $5.1 million related to Alumbrera, which was recorded in share of earnings of equity investees (2009 and 2008 – $3.2 million and $7.0 million, respectively).

GOLDCORP   |   74

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(d)	Exploration and development expenditures

In accordance with Canadian GAAP, exploration and development expenditures are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and development expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property. In accordance with US GAAP, exploration and development costs incurred until the completion of a final feasibility study for the related mining property are expensed in the period they are incurred. For the year ended December 31, 2010, the net effect of this Canadian GAAP/US GAAP difference was to expense $114.4 million of exploration and development expenditures (2009 – $44.7 million; 2008 – $105.2 million) which resulted in an $83.2 million decrease to net earnings from continuing operations, net of tax of $32.3 million, and $0.8 million increase to earnings from discontinued operation, net of tax of $0.3 million (2009 – $32.0 million decrease to net earnings from continuing operations, net of tax of $13.0 million, and $0.2 million increase to earnings from discontinued operation, net of tax of $0.1 million; 2008 – $65.0 million decrease to net earnings from continuing operations, net of tax of $28.1 million, and $12.4 million decrease to earnings from discontinued operation including future income tax expense of $0.3 million) principally arising from mining expenditures incurred relating to the Cochenour, Éléonore, Hollinger (included in Porcupine), Red Dot (included in Marigold), Camino Rojo, Cerro Blanco and certain Terrane development projects (2009 – Cochenour, Éléonore, Hollinger, Red Dot, Cerro Blanco and certain Terrane development projects; 2008 - Éléonore, Hollinger, Cerro Blanco and certain Terrane development projects). In addition to the above adjustments for the year ended December 31, 2008, the Company recorded an adjustment to decrease its share of earnings of equity investees in the amount of $96.3 million, net of tax of $32.1 million, to reflect the expensing of exploration and development expenditures related to the Pueblo Viejo development project which is accounted for using the equity method. Pueblo Viejo completed its final feasibility study on January 1, 2009.

On October 20, 2010, the Company disposed of its 58.1% interest in Terrane and recognized a gain of $259.1 million ($205.3 million after tax) for Canadian GAAP purposes (note 6). For US GAAP purposes, as a result of the above Canadian GAAP/US GAAP difference, the carrying amount of mining interests of Terrane on the date of disposition was $29.0 million less than that determined for Canadian GAAP purposes. Accordingly, the Company has recorded an additional gain on disposition of Terrane in the amount of $29.0 million ($21.2 million after tax), included in earnings from discontinued operation.

The Company incurred $58.0 million of drilling and related costs during the year ended December 31, 2010 (2009 – $61.2 million; 2008 – $63.5 million) to convert mineral resources to reserves or to provide greater definition of existing reserves at its production or development properties that were capitalized and included in the carrying amounts of mining interests on the Company’s Consolidated Balance Sheet. The Company acknowledges that there is diversity in interpretation and application of accounting practice within the mining industry with respect to the accounting treatment of such costs, in that some companies expense as incurred the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.

(e)	Convertible senior notes

For Canadian GAAP purposes, the Company has elected an accounting policy, as permitted by Canadian GAAP, to expense transaction costs incurred relating to financial assets and liabilities, unless they are directly attributable to the acquisition or construction of qualifying assets (note 2(n)). Accordingly, the Company expensed the transaction costs allocated to the debt component of the convertible senior notes issued on June 5, 2009 (note 15(b)). In accordance with US GAAP, debt issue costs are capitalized as an asset, separate from the related debt, and amortized over the term of the debt using the effective interest method. The impact of accounting for the transaction costs relating to the debt component of the convertible senior notes in accordance with US GAAP was to increase interest expense by $3.4 million and decrease future income tax expense by $1.0 million for the year ended December 31, 2010 (2009 – decrease finance fees by $16.6 million and increase future income tax expense by $4.7 million), and increase other non-current assets by $13.2 million, increase future income tax liability by $3.7 million and increase opening

GOLDCORP   |   75

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
retained earnings by $11.9 million (2009 – increase other non-current assets and future income tax liability by $16.6 million and $4.7 million, respectively).

(f)	Share purchase warrants

In accordance with Canadian GAAP, the Company’s share purchase warrants issued are classified and presented as equity in the Company’s consolidated financial statements. US GAAP requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency to be classified and accounted for as financial liabilities and measured at fair value with changes in fair values included in net earnings. For the year ended December 31, 2010, the net effect of accounting for the Company’s share purchase warrants which have exercise prices denominated in Canadian dollars as derivative liabilities and recognizing the mark-to-market gains and losses on these share purchase warrants in accordance with US GAAP was to increase net earnings by $29.8 million (2009 – $21.7 million mark-to-market gain; 2008 – $75.2 million mark-to-market loss).

Non-current derivative liabilities relating to share purchase warrants with Canadian dollar exercise prices at December 31, 2010 was $42.1 million (2009 – $71.9 million).

(g)	Capitalization of interest costs

For Canadian GAAP purposes, the Company capitalizes borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new plant and equipment until mining properties and plant and equipment are ready for their intended use. Management has defined borrowing costs that are directly attributable to be those interest costs relating to specific borrowings incurred to fund specific qualifying assets.

For US GAAP purposes, in addition to the interest costs incurred on specific borrowings, the Company capitalizes interest costs incurred on general borrowings to qualifying assets using an average capitalization rate calculated as total interest costs incurred divided by average outstanding borrowings. For the year ended December 31, 2010, the net effect of capitalizing interest costs incurred on general borrowings in accordance with US GAAP was to decrease interest expense by $38.6 million, increase future income tax expense by $5.2 million, increase mining interests by $38.6 million and increase future income tax liabilities by $5.2 million. Additional interest costs incurred eligible for capitalization under US GAAP for 2009 and 2008 were not material.

(h)	Disposition of Silver Wheaton shares

On February 14, 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(d)). In addition to the amounts recognized for Canadian GAAP purposes, the Company recorded additional accounting entries for US GAAP purposes to account for the disposition of its interest in Silver Wheaton which resulted in an increase of $275.0 million to the excess of proceeds received over net book value of net assets derecognized. This amount was recognized as an additional $101.8 million gain on disposition for the year ended December 31, 2008 and an additional $173.2 million of excess consideration recorded in the Company’s Consolidated Balance Sheet.

For Canadian GAAP purposes, the excess consideration arising on the disposition of the Company’s interest in Silver Wheaton and the consideration previously paid to Goldcorp by Silver Wheaton for the San Dimas and Peñasquito silver arrangements were applied as a reduction to the carrying amounts of mining properties and plant and equipment for San Dimas, Los Filos and Peñasquito on February 14, 2008. For US GAAP purposes, these amounts were reclassified and presented separately as deferred credit balances (classified as non-current liabilities). The carrying amounts of the deferred credit balances are amortized to revenues as sales of silver are made to Silver Wheaton under the terms of the associated silver arrangements, using the unit of production method. The unamortized amount of the deferred credit balance relating to San Dimas was derecognized on August 6, 2010 upon disposition (note 4(a)).

GOLDCORP   |   76

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(i)	Pro-forma information on business combinations (unaudited)

US GAAP requires disclosure of certain pro-forma information when a material business combination occurs. Had the acquisitions of the Cerro Negro (note 5(a)), El Morro (note 5(b)) and Camino Rojo (note 5(c)) projects occurred on January 1, 2009, there would be no impact to the Company’s revenues for the years ended December 31, 2010 and 2009 as these projects are in the development phase. The following table presents the impact to net earnings of the Company for the years ended December 31, 2010 and 2009, had the acquisitions of the Cerro Negro, El Morro and Camino Rojo projects occurred on January 1, 2009:

	2010	2009

Goldcorp’s US GAAP net earnings — as reported	$1,392.5	$99.4
Pro-forma adjustments:
Reversal of acquisition transaction costs incurred by Goldcorp	29.6	—
Operating expenses incurred by projects during the period, net of tax	(18.2)	(22.3)
Foreign exchange gains on translation of deferred income taxes arising from the acquisitions	89.3	138.9

Goldcorp’s US GAAP net earnings — pro-forma	$1,493.2	$216.0

The Company’s pro-forma net earnings give effect to certain adjustments including the expensing of exploration and development costs which had been capitalized by Andean and Canplats, the reporting entities for the Cerro Negro and Camino Rojo projects, respectively, prior to the Company’s acquisition of the projects. No pro-forma adjustments relating to operating expenses incurred by the El Morro project are required as these expenses would be capitalized for US GAAP purposes as a final feasibility was completed in 2008. The above pro-forma information may not necessarily be indicative of the future results of operations of the Company.

(j)	Accounting for uncertainty in income taxes

A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits, representing benefits of tax positions taken that do not meet the minimum threshold for recognition under the Financial Accounting Standards Board (“FASB”)’s Accounting Standards Codification (“ASC”) 740 – Income Taxes, is as follows:

	2010	2009	2008

At January 1	$153.7	$98.9	$105.7
Additions based on tax positions taken during the current year	7.9	36.6	5.9
Additions for tax positions taken during prior years	5.9	32.7	2.4
Reductions for tax positions taken during prior years	(2.7)	(10.7)	(15.1)
Decreases relating to settlements with the tax authorities	(16.2)	(3.8)	—

At December 31	$148.6	$153.7	$98.9

At December 31, 2010, the Company had $148.6 million of unrecognized tax benefits. If recognized, this amount would be recorded as an income tax recovery on the Consolidated Statement of Earnings and would impact the reported effective tax rate. The Company does not expect the amount of unrecognized tax benefits to change significantly within the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2010, the Company recognized $4.8 million of interest and penalties (2009 – $5.5 million; 2008 – $3.9 million). The Company had $22.6 million of interest and penalties accrued at December 31, 2010 (2009 – $17.8 million).

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

The Company is subject to income taxes in Canada, the United States, Mexico, Argentina and various other foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2010 are as follows:

Canada	2004 to 2010
United States	2002 to 2010
Mexico	2005 to 2010
Argentina	2004 to 2010

(k)	Significant US GAAP accounting pronouncements implemented in 2010
(i) Fair value measurements and disclosures

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 (“ASU 2010-06”) which introduced new requirements and clarified existing requirements for the disclosure of fair value measurements and related information, similar to existing guidance under Canadian GAAP which the Company adopted in 2008. The adoption of ASU 2010-06 had no impact to the disclosures in the Company’s consolidated financial statements.

(ii) Share based payments

In April 2010, the FASB issued ASU 2010-13 which clarified that an entity’s employee share based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade would be classified as equity. The amendments in ASU 2010-03 are effective for interim and annual periods beginning on or after December 15, 2010 and should be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. Earlier adoption is permitted. Prior to the issuance of ASU 2010-13, the Company classified stock options issued with Canadian dollar exercise prices to employees of non-Canadian operations as derivative liabilities, measured at fair value.

The Company early adopted ASU 2010-13 effective January 1, 2010. The net effect of adoption at January 1, 2010 on opening US GAAP balances was to increase retained earnings by $46.2 million, decrease share capital by $29.4 million and decrease non-current derivative liabilities by $16.8 million.

(iii) Disclosures about the credit quality of financing receivables and allowance for credit losses

In July 2010, the FASB issued ASU 2010-20 (“ASU 2010-20”) which improve the disclosures that an entity provides about the credit quality of its financing receivables and related allowance for credit losses. The amendments in ASU 2010-20 are effective commencing with the Company’s year ended December 31, 2010. The adoption of these amendments did not result in a material impact to the disclosures in the Company’s consolidated financial statements.

(iv) Pro-forma disclosures for business combinations

In December 2010, the FASB issued ASU 2010-29 (“ASU 2010-29”) which specify that when an entity that has entered into a business combination in the current year presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The Company adopted the amendments in ASU 2010-29 and has presented its pro-forma results of operations had the business combinations it entered into during 2010 occurred as of January 1, 2009 (note 29(i)).

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(l)	Significant US GAAP accounting pronouncements adopted during 2009
(i) Business Combinations and Non-Controlling Interests

In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) and ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”), which are both effective for fiscal years beginning after December 15, 2008.

ASC 805, which replaces SFAS 141 — Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under ASC 805, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” required under SFAS 141. The significant changes that result from applying the acquisition method of ASC 805 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under SFAS 141, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their share of fair value of net assets acquired, including their share of goodwill, whereas under SFAS 141, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under ASC 810, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, ASC 810 changes the manner in which increases and decreases in ownership interests are accounted for. Changes in ownership interests are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under ASC 810, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of ASC 810 have been applied retrospectively with the exception of the accounting for changes in the Company’s ownership interests in a subsidiary over which control is maintained, the accounting for a loss of control of a subsidiary and the attribution of net earnings and losses and other comprehensive income and losses to non-controlling interests. The adoption of ASC 805 and ASC 810 on January 1, 2009 resulted in the reclassification of dilution loss of $0.3 million from net earnings to retained earnings for the year ended December 31, 2009 and the reclassification of non-controlling interests to the equity section of the Consolidated Balance Sheet in the amount of $51.1 million at December 31, 2009. In addition, the Company recorded an $8.7 million decrease to future income tax expense during the year ended December 31, 2009 and a corresponding $8.7 million increase to other non-current assets on the Consolidated Balance Sheet at December 31, 2010 and 2009 as a result of realizing previously unrecognized future income tax assets relating to prior business combinations.

As a result of the Company adopting Sections 1582, 1601 and 1602 for Canadian GAAP purposes effective January 1, 2010 (note 3) which establish standards equivalent to ASC 805 and ASC 810, the adoption of ASC 805 and ASC 810 did not have any impact to the Company’s consolidated financial statements at and for the year ended December 31, 2010.

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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(ii) Convertible Debt

Effective January 1, 2009, the Company adopted the FASB’s guidance on accounting for convertible debt instruments that may be settled in cash or partial cash settlement upon conversion, included in ASC 470 — Debt and applicable for fiscal years beginning after December 15, 2008. This guidance is similar to the Canadian GAAP guidance on initial recognition and measurement and subsequent measurement of the Company’s convertible senior notes.

(iii) Derivative Instruments

Effective January 1, 2009, the Company adopted the FASB’s guidance on determining whether an instrument is indexed to an entity’s own stock which is included in ASC 815 and applicable for fiscal years beginning after December 15, 2008. Derivative instruments that are indexed to an entity’s own stock are exempt from classification as liabilities and would instead be classified as equity. Equity-linked financial instruments with a strike price denominated in a currency other than the issuer’s functional currency would not be considered indexed to the entity’s own stock. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

Also effective January 1, 2009, the Company adopted the FASB’s standard on disclosures about derivative instruments and hedging activities included in ASC 815 and applicable for interim and fiscal years beginning after November 15, 2008. The standard amends and expands the disclosure requirements to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments are accounted for and how derivative instruments affect an entity’s financial position and financial performance. The requirements of this standard are similar to those required by Canadian GAAP.

(iv) Equity method investees

Effective January 1, 2009, the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership interests. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

(v) Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s ASC was launched as the sole source of authoritative non-governmental US GAAP. The ASC is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the ASC.

(vi) Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17 which replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The primarily qualitative new approach will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in ASU 2009-17 also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of ASU 2009-17 did not have a material impact to the Company’s consolidated financial statements.

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Notes to the Consolidated Financial Statements

(in United States dollars and tabular amounts in millions, except where noted)
(vii) Fair Value Measurements and Disclosures

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs.

The adoption of the above guidance did not have a material impact on the Company’s consolidated financial statements.
(viii) Subsequent events

In 2009, the Company adopted ASC 855, as amended on February 24, 2010, the FASB’s guidance on subsequent events which is applicable for interim and annual periods ending after June 15, 2009 on a prospective basis. The guidance requires that the Company evaluate subsequent events through the date the financial statements are issued. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

(m)	United States accounting pronouncements adopted during 2008
(i) Fair Value Measurements and Disclosures

In September 2006, the FASB issued ASC 820 — Fair Value Measurements and Disclosures (“ASC 820”), effective for fiscal periods beginning after November 15, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB provided for a one-year deferral of the application of ASC 820 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Also included in ASC 820 is guidance on measurement of fair value of a financial asset when the market of that financial asset is not active. The adoption of ASC 820 during 2008, for financial assets and liabilities measured at fair value, did not have a material impact on the Company’s consolidated financial statements.

(ii) Fair Value Option

In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities which is included in ASC 825 — Financial Instruments and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The adoption and application of this guidance at January 1, 2008 did not have a material impact on the Company’s consolidated financial statements.

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Notes to the Consolidated Financial Statements

(in United States dollars and tabular amounts in millions, except where noted)

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone:  (604) 696-3000
Fax:             (604) 696-3001
Website:      goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:  (416) 865-0326
Fax:             (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone:  (775) 827-4600
Fax:             (775) 827-5044

MEXICO OFFICE
Paseo de las Palmas 425 -15
Lomas de Chapultepec
11000 Mexico, D.F.
Telephone:  (52) 55 5201-9600
STOCK EXCHANGE LISTING
Toronto Stock Exchange:       G
New York Stock Exchange:   GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
              (800) 387-0825
Outside of Canada and the US:
              (416) 643-5500
Email:   inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:     (800) 567-6223
Email:         info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC
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